

FORM SE

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CenterPoint Energy, Inc. Utility Holding, LLC	CenterPoint Energy, Inc.: 0001130310 Utility Holding, LLC: Not applicable
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Amendment No. 1 to Annual Report on Form U-5S/A for the year ended December 31, 2002	File No. 030-00360
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if applicable

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, June 9, 2003.

CenterPoint Energy, Inc.
(Registrant)

By: Rufus S. Scott
Rufus S. Scott
Vice President, Deputy General Counsel and
Assistant Corporate Secretary
(Name and Title)

DC01:360757.1



Exhibit Provided Under Cover of Form SE Herein

Exhibit E-7 Gas Company Jurisdictional Annual Report of CenterPoint Energy Minnegasco to the State of Minnesota Department of Commerce for the year ended December 31, 2002

EXHIBIT E-7

GAS COMPANY JURISDICTIONAL ANNUAL REPORT

OF

COMPANY NAME	CenterPoint Energy Minnegasco / Gas 008 Jeffrey A. Daugherty
ADDRESS	800 LaSalle Ave., Fl 11, PO Box 59038
CITY	Minneapolis
STATE/ZIP	Minnesota 55459-0038

or place label here

☐ Check box if you made any changes to the label

TO THE

State of Minnesota

Department of Commerce

Regulatory Information Center

85 7th Place East, Suite 500

St. Paul, MN 55101

PUBLIC DOCUMENT
TRADE SECRET DATA EXCISED

PUBLIC DOCUMENT
TRADE SECRET DATA EXCISED

FOR CALENDAR YEAR 2002

DUE: May 1, 2003


MINNESOTA
DEPARTMENT OF
COMMERCE

DO NOT ROLL OR FOLD THIS FORM

GAS Annual Report

If Trade Secret information is included, you must file a complete PUBLIC and TRADE SECRET Report

This report will be returned to you if not complete.

TABLE OF CONTENTS

Insert the symbol "N/A" in column © opposite each schedule omitted under the provisions of General Instructions.

General Information (Gas Operation Only)

For Year Ended 12/31/02

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.

Location of office in which accounts and records are maintained:

800 LaSalle Avenue, Floor 11
Minneapolis, MN 55459-0038

Name, title, address, and telephone number of utility officer to whom correspondence concerning this report should be addressed:

Phillip R. Hammond, Vice President
800 LaSalle Avenue, Floor 11
P.O. Box 59038
Minneapolis, Minnesota 55459-0038
(612) 321-4809

Important Changes

List significant changes which occurred during current filing period:
(Attach Additional Sheets If Necessary)

On September 30, 2002, Reliant Energy, Incorporated completed its spin-off of Reliant Resources, Inc. On October 1, 2002, the regulated operations of Reliant Energy became CenterPoint Energy, Inc. Accordingly, Reliant Energy Resources Corp. became CenterPoint Energy Resources Corp. and Reliant Energy Minnegasco became CenterPoint Energy Minnegasco. Please see MPUC Docket No. G-008/PA-01-1694 for further information.

Number of Employees

	Current Year	Previous Year
Total Regular Employees	1,445	1,436
Total Part-Time & Temporary Employees	57	52

Assessable Operating Revenues

Total Minnesota Jurisdictional Sales to Ultimate Consumers	(1)	$815,724,786
Less: Gross Earnings Tax (if it is included in the Total Sales reported above)		$7,453,346
Total Minnesota Jurisdictional Assessable Operating Revenue		$808,271,440

(1) Includes Transportation Services

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.

NARUC Data Worksheet
Composite Statistics For All **Privately Owned Gas Utilities**
(Under Agency Jurisdiction)

As of December 31, 2002

	Amounts (a)
Total Plant (Intrastate Only) (000 Omitted)	
Plant in Service	$931,881
Construction Work in Progress	-
Plant Acquisition Adjustment (Net)	9,619
Plant Held for Future Use	-
Materials and Supplies	48,957
Less:	
Depreciation and Amortization Reserves	466,528
Contributions in Aid of Construction	-
Net Book Costs	$523,929
Revenues and Expenses (Intrastate Only) (000 Omitted)	
Operating Revenues	$815,725
Depreciation and Amortization	34,139
Income Taxes	20,380
Other Taxes	26,128
Other Operating Expenses	693,237
Total Operating Expenses	773,884
Net Operating Income	$41,841
Other Income	-
Other Deductions	-
NET INCOME	-
Customers (Intrastate Only)	
Year-end Average /1/	
Residential	658,208
Commercial	57,889
Industrial	210
Others	2,982
Total Number of Customers	719,289
Other Statistics (Minnesota Jurisdiction)	
Average Annual Residential Use - MCF	108.91
Average Residential Cost per MCF ($)	$6.36
Average Residential Monthly Bill	$57.72
Gross Plant Investment per Customer	$1,296

/1/ Twelve month average as of December 2002.

IDENTITY OF RESPONDENT

In the space provided below, please provide the following information.

1. Exact name of respondent. Use the words "The" and "Company" or "Co." only when they are part of the corporate name.

2. Address, phone number and E- mail Address of respondent.

3. Date of incorporation.

4. Laws affecting organization. If incorporated under a special charter, give date of passage of the act; if under a general law, give date of filing certificate of organization; if a reorganization has been effected, give date of reorganization. If a receivership or other trust, give also date when such receivership or other possession began. If a partnership, give date of formation, and names of present partners. Give *specific* reference to applicable laws of the State or Territory under which organized, citing chapter and section of each statute and all amendments thereof. Include all grants of corporate powers by the United States or any foreign country; also, all amendments to charter.

5. Consolidated or merged companies. Indicate the name of each company consolidated, merged, or otherwise combined with the respondent during the year, associating therewith *specific* reference (citing chapter and section) to special or general laws, including all amendments, under which each consolidation, merger, or other combination was affected; and, when applicable, the name of the governmental body authorizing the combination and specific reference to the instrument of authorization. In each case, give the date that the combination was affected. Also, give *specific* reference (citing chapter and section) to provisions of the charter or the laws, including all amendments, governing the organization (or reorganization) of each constituent or merged company. Cases in which corporations have become inactive and have been practically absorbed through ownership or control of their entire capital stock, through leases of long duration (under which the lessor companies do not maintain independent organizations for financial purposes), or otherwise, so that no distinction is made in operating or in accounting by reason of the original separate incorporation, should be included in a separate list and fully explained.

6. Former identity. If, because of reorganization during the year or for any other reason the respondent conducted any part of its business under a name or names other than that shown under item 1 above, give the name or names under which such business was conducted. Also state the circumstances occasioning the reorganization.

IDENTITY OF RESPONDENT

1. CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.

2. 800 LaSalle Avenue, 11th Floor
   PO Box 59038
   Minneapolis, MN 55459-0038

   Phone number of Phillip R. Hammond, Vice President, Supply Management, Regulatory Services and Government Relations Division: 612-321-4809.

   E-Mail Address: phillip.hammond@CenterPointEnergy.com

3. Date of Incorporation of CenterPoint Energy Resources Corp. – August 9, 1996.

4. CenterPoint Energy Resources Corp. is organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code. In addition, CenterPoint Energy Minnegasco is subject to the following laws:

   - all applicable Minnesota and general business and utility laws and regulations; and,

   - all applicable Minnesota and federal safety, labor and environmental laws and regulations.

5. None.

6. On September 30, 2002, Reliant Energy, Incorporated completed its spin-off of Reliant Resources, Inc. On October 1, 2002, the regulated operations of Reliant Energy became CenterPoint Energy, Inc. Accordingly, Reliant Energy Resources Corp. became CenterPoint Energy Resources Corp. and Reliant Energy Minnegasco became CenterPoint Energy Minnegasco. Please see MPUC Docket No. G-008/PA-01-1694 for further information.

CONTROL OVER RESPONDENT

1. If direct control of the respondent was held by a corporation, individual, association or other person at the end of the year, state:

   (a) The form of control (sole or joint): Sole

   (b) The name and address of the directly controlling organization or person:
   (Give names and addresses of all organization or persons involved if control was joint)

   Utility Holding, LLC
   200 West Ninth Street Plaza, Suite 411
   Wilmington, Delaware 19801

   (c) The means by which control was held:
   (For example, though ownership of voting securities; through common directors, officers or stockholders; through voting trusts; etc.)

   Through ownership of voting securities

   (d) The extent of control:

   100%

2. If the directly controlling organization or person name in query 1(b) above, was in turn controlled by another organization or person, the respondent shall show hereunder the chain of control to the ultimately controlling organization or person and the extent of control over each directly controlled organization or person in the chain.

   Utility Holding, LLC is a wholly owned subsidiary of CenterPoint Energy, Inc., a Texas corporation and a public utility holding company.

3. If any controlling organization or person named in query 1(b) above held control as trustee, give, if known, the name and address of the beneficiary (or beneficiaries) for whom the trust is maintained, and the purpose of the trust.

   n/a

ORGANIZATION CHART

1. For gas companies with operations that are part of a holding company's operations, provide a complete organization chart of all of the holding company's regulated and non-regulated operations.

Insert additional pages if necessary.

Name	Ownership	Domicile
CenterPoint Energy, Inc.[1]	--	Tex
Subsidiaries/Affiliates:		
UTILITY HOLDING, LLC	100%	Del
CenterPoint Energy Funding Company (f/k/a Houston Industries Funding Company)	100%	Del
CenterPoint Energy Houston Electric, LLC[2] (formerly Reliant Energy, Incorporated)	100%	Tex
CenterPoint Energy Transition Bond Company, LLC (f/k/a Reliant Energy Transition Bond Company, LLC)	100%	Del
Houston Industries FinanceCo GP, LLC	100%	Del
Houston Industries FinanceCo LP	99%	Del
Reliant Energy FinanceCo II GP, LLC	100%	Del
Reliant Energy FinanceCo II LP	99%	Del
Reliant Energy FinanceCo III GP, LLC	100%	Del
Reliant Energy FinanceCo III LP	99%	Del
Reliant Energy FinanceCo IV GP, LLC	100%	Del
Reliant Energy FinanceCo IV LP	99%	Del
CenterPoint Energy, Inc. (a Delaware corporation)	100%	Del
CenterPoint Energy Investment Management, Inc. (f/k/a Reliant Energy Investment Management, Inc.)	100%	Del
CenterPoint Energy Management Services, Inc. (f/k/a Reliant Energy Thermal Systems, Inc.)	100%	Del
CenterPoint Energy District Cooling, LLC (f/k/a Northwind Houston L.L.C.)	100%	Del
CenterPoint Energy Thermal Systems (Delaware), Inc. (f/k/a Reliant Energy Thermal Systems (Delaware), Inc.)	100%	Del
CenterPoint Energy District Cooling, L.P. (f/k/a Northwind Houston L.P.)	99%	Del
CenterPoint Energy Power Systems, Inc. (f/k/a Reliant Energy Power Systems, Inc.)	100%	Del
CenterPoint Energy Products, Inc. (f/k/a Reliant Energy Products, Inc.)	100%	Del
CenterPoint Energy Properties, Inc. (f/k/a Reliant Energy Properties, Inc.)	100%	Del
CenterPoint Energy Tegco, Inc. (f/k/a Reliant Energy Tegco, Inc.)	100%	Del
HL&P Capital Trust I	100%	Del
HL&P Capital Trust II	100%	Del
HL&P Receivables, Inc.	100%	Del
Houston Industries Energy (UK), Inc.	100%	Del
NorAm Energy Corp.	100%	Del

Name	Ownership	Domicile
REI Trust I	100%	Del
Reliant Energy Water, Inc.	100%	Del
Texas Genco Holdings, Inc.	100%	Tex
Texas Genco GP, LLC	100%	Tex
Texas Genco LP, LLC	100%	Del
Texas Genco, LP	99%	Tex
Utility Rail Services, Inc.	100%	Del
UFI Services, Inc.	100%	Del
CENTERPOINT ENERGY RESOURCES CORP. (f/k/a RELIANT ENERGY RESOURCES CORP.)	100%	Del
Divisions:		
CenterPoint Energy Arkla (f/k/a Reliant Energy Arkla)		
CenterPoint Energy Entex (f/k/a Reliant Energy Entex)		
CenterPoint Energy Gas Operations (formerly Reliant Energy Entex Metro)		
CenterPoint Energy Minnegasco (f/k/a Reliant Energy Minnegasco)		
Subsidiaries/Affiliates:		
ALG Gas Supply Company	100%	Del
Allied Materials Corporation	100%	Tex
Arkansas Louisiana Finance Corporation	100%	Del
Arkla Industries Inc.	100%	Del
Arkla Products Company	100%	Del
Blue Jay Gas Company	100%	Del
CenterPoint Energy Alternative Fuels, Inc. (f/k/a Entex Fuels, Inc.)	100%	Tex
CenterPoint Energy Consumer Group, Inc. (f/k/a Reliant Energy Consumer Group, Inc.)	100%	Del
CenterPoint Energy Field Services, Inc. (f/k/a Reliant Energy Field Services, Inc.)	100%	Del
CenterPoint Energy Field Services Holdings, Inc. (f/k/a Reliant Energy Field Services Holdings, Inc.)	100%	Del
CenterPoint Energy Gas Processing, Inc. (f/k/a Reliant Energy Gas Processing, Inc.)	100%	Del
CenterPoint Energy Gas Marketing Company (f/k/a MRT Energy Marketing Company)	100%	Del
CenterPoint Energy Gas Receivables, LLC	100%	Del
CenterPoint Energy Gas Resources Corp. (f/k/a Entex Gas Resources Corp.)	100%	Tex
CenterPoint Energy Gas Transmission Company (f/k/a Reliant Energy Gas Transmission Company)	100%	Del
CenterPoint Energy Hub Services, Inc. (f/k/a Reliant Energy Hub Services, Inc.)	100%	Del
CenterPoint Energy – Illinois Gas Transmission Company (f/k/a Illinois Gas Transmission Company)	100%	Del
CenterPoint Energy Intrastate Holdings, LLC (f/k/a Reliant Energy Intrastate Holdings, LLC)	100%	Del

Name	Ownership	Domicile
Pine Pipeline Acquisition Company, LLC	81.4%	Del
CenterPoint Energy Marketing, Inc. (f/k/a Reliant Energy Retail, Inc.)	100%	Del
CenterPoint Energy Retail Interests, Inc. (f/k/a Reliant Energy Retail Interests, Inc.)	100%	Del
CenterPoint Energy - Mississippi River Transmission Corporation (f/k/a Mississippi River Transmission Corporation)	100%	Del
CenterPoint Energy MRT Holdings, Inc. (f/k/a MRT Holdings, Inc.)	100%	Del
CenterPoint Energy MRT Services Company (f/k/a MRT Services Company)	100%	Del
CenterPoint Energy Pipeline Services, Inc. (f/k/a Reliant Energy Pipeline Services, Inc.)	100%	Del
CenterPoint Energy OQ, LLC (f/k/a Reliant Energy OQ, LLC)	100%	Del
OQ Partners, a general partnership	50%	Tex
CenterPoint Energy Trading and Transportation Group, Inc. (f/k/a Reliant Energy Trading and Transportation Group, Inc.)	100%	Tex
Entex Gas Marketing Company	100%	Tex
Entex NGV, Inc.	100%	Del
Entex Oil & Gas Company	100%	Tex
Industrial Gas Supply Corporation	100%	Tex
Intex, Inc.	100%	Tex
Louisiana Unit Gas Transmission Company	100%	Tex
Minnesota Intrastate Pipeline Company	100%	Del
National Furnace Company	100%	Tex
NorAm Financing I	100%	Del
NorAm Utility Services, Inc.	100%	Del
Reliant Energy Funds Management, Inc.	100%	Del
Unit Gas Transmission Company	100%	Tex
United Gas, Inc.	100%	Tex
CENTERPOINT ENERGY INTERNATIONAL, INC. (f/k/a Reliant Energy International, Inc.)	100%	Del
CenterPoint Energy International Holdings, LLC (f/k/a Reliant Energy International Holdings, LLC)	100%	Del
Reliant Energy El Salvador, S.A. de C.V.	99%	Els
CenterPoint Energy International II, Inc. (f/k/a Reliant Energy International II, Inc.)	100%	Del
HIE Ford Heights, Inc.	100%	Del
HIE Fulton, Inc.	100%	Del
Reliant Energy India, Inc.	100%	Mau
Reliant Energy Rain, Inc.	100%	Mau
Rain Calcining Limited	24.79%	Ind
CenterPoint Energy International Services, Inc. (f/k/a Reliant Energy International Services, Inc)	100%	Del

Name	Ownership	Domicile
CenterPoint Energy Light, Inc. (*f/k/a Reliant Energy Light, Inc.*)	100%	Del
HI Energy Holdings I B.V.	100%	Nth
Reliant Energy Brasil, Ltda.	99.9995%	Brz
Reliant Energy Brazil Ltd.	100%	Cay
HIE Brasil Rio Sul Ltda.	20%	Brz
Reliant Energy International Brasil Ltda.	99.9%	Brz
Reliant Energy Brazil Tiete Ltd.	100%	Cay
Reliant Energy Colombia Ltda.	99%	Col
Reliant Energy Outsource Ltd.	100%	Cay
Venus Generation El Salvador	50%	Cay
Worldwide Electric Holdings B.V.	100%	Nth

1 Incorporated on August 31, 2001. Originally incorporated under the name "Reliant Energy Regco, Inc."

2 Formerly Reliant Energy, Incorporated. Converted into a limited liability company effective as of 11:54 p.m. on Saturday, August 31, 2002.

BOARD OF DIRECTORS

Give the name of each person who was a member of the board of directors at any time during the year, indicating with an asterisk (*) in column (a) those directors who were members of the Executive Committee (if any), and by a double asterisk (**) the chairman, (if any), of that committee, at the end of the year. Columns (e) and (f) relate to Board meetings only.

Line No.	Ref to Exec. Comm (a)	Name of Director and Address (City and State) (b)	Served Continuously From (c)	Term Expired or Current Term Will Expire (d)	Number of Meetings Attended During Year (e)	Fees Paid During Year (f)
1.		James A. Baker, III, Houston, Texas	1996	2002	7	$8,400 (deferred)
2.		Richard E. Balzhiser, Palo Alto, California	1996	2002	8	$9,600 (deferred)
3.	*	Milton Carroll, Houston, Texas	1992	2004	20	$24,000 (deferred)
4.	*	John T. Cater, Houston, Texas	1983	2004	21	$25,200
5.		O. Holcombe Crosswell, Houston, Texas	2002	2005	22	$26,400

Line No.	Ref to Exec. Comm (a)	Name of Director and Address (City and State) (b)	Served Continuously From (c)	Term Expired or Current Term Will Expire (d)	Number of Meetings Attended During Year (e)	Fees Paid During Year (f)
6.	*	Robert J. Cruikshank, Houston, Texas	1993	2003	18	$21,600
7.	*	T. Milton Honea, Santa Barbara, California	1997	2003	21	$25,200
8.	*	David M. McClanahan	2003	2003	6	$-0-
9.	**	R. Steve Letbetter, Houston, Texas	1995	Resigned 9/30/02	16	$-0-
10.		Laree E. Perez	2000	Resigned 9/30/02	16	$19,200

11. Name of the Chairman of the Board .... Milton Carroll
12. Name of Secretary (or clerk) of Board .... Scott E. Rozzell
13. Number of Meetings of Board during the year .... 22 (Includes meetings of Reliant Energy prior to the restructuring on August 31, 2002 and of CenterPoint Energy following the restructuring
14. Number of directors provided for by charter or by-laws, as amended to the end of the year .... Not less than one. Currently 8.
15. Number of directors required to constitute a quorum .... Majority
16. State briefly the powers and duties of Executive Committee (if any):.................................. N/A

PRINCIPAL GENERAL OFFICERS

1. The persons to be listed herein are the chairman of the board (if he/she is an officer as well as a director), president, vice-presidents, secretary, treasurer, general counsel, and comptroller. Respondents that do not have officers bearing the aforesaid titles shall list those officers who have the responsibility normally associated with such titles.

2. Customary abbreviations may be used in showing titles and departments in columns (a) and (b).

Line No.	Title of General Officer (a)	Department Over Which Jurisdiction is Exercised (b)	Name of Person Holding the Office at end of the Year (c)	Office Address (City and State) (d)
1.	President and CEO	All	David M. McClanahan	Houston, Texas
2.	Executive VP, General Counsel and Corp. Secretary	Legal, Regulatory, Corporate Communications and Corporate Secretary	Scott E. Rozzell	Houston, Texas
3.	Executive VP and Group President Gas Distribution and Sales	Natural Gas Distribution and Sales	Stephen C. Schaeffer	Houston, Texas
4.	Executive VP and CFO	Finance and Planning	Gary L. Whitlock	Houston, Texas
5.	President – Houston Electric	Electric Transmission and Distribution; Info. Technology	Thomas R. Standish	Houston, Texas
6.	Senior VP and Chief Accounting Officer	Accounting	James S. Brian	Houston, Texas

Line No.	Title of General Officer (a)	Department Over Which Jurisdiction is Exercised (b)	Name of Person Holding the Office at end of the Year (c)	Office Address (City and State) (d)
7.	Senior VP – Human Resources	Human Resources	Preston R. Johnson, Jr.	Houston, Texas
8.	Senior VP – Process Improvement	Process Improvement	Johnny L. Blau	Houston, Texas
9.	VP – Strategic Planning	Corporate Planning	Joseph B. McGoldrick	Houston, Texas
10.	VP and Treasurer	Treasury and Cash Management	Marc Kilbride	Houston, Texas
11.	VP, Deputy General Counsel and Assistant Corporate Secretary	Legal and Corporate Secretary	Rufus S. Scott	Houston, Texas
12.	Senior VP - Information Technology and Chief Information Officer	Information Technology	Ianne H. McCrea	Houston, Texas
13.	VP – Information Technology	Information Technology	Patricia F. Graham	Houston, Texas
14.	VP – Texas State Relations	Regulatory Relations	Jeff W. Bonham	Austin, Texas

Line No.	Title of General Officer (a)	Department Over Which Jurisdiction is Exercised (b)	Name of Person Holding thé Office at end of the Year (c)	Office Address (City and State) (d)
15	VP – Regulatory Relations	Regulatory Relations	H. Wayne Roesler	Houston, Texas
16.	VP - Corporate Communications	Corporate Communications	Floyd J. LeBlanc	Houston, Texas
17.	VP – Shared Services	Shared Services	Allan E. Schoeneberg	Houston, Texas
18.	VP and Comptroller	Accounting	Walter L. Fitzgerald	Houston, Texas
19.	VP Tax	Tax	Charles A. Smith	Houston, Texas
20.	VP Human Resources Strategy and Development	Human Resources	C. Dean Woods	Houston, Texas
	The foregoing are officers of CenterPoint Energy, Inc., the ultimate parent company of respondent.			

VOTING POWERS AND ELECTIONS

1. Has each share of stock the right to one vote? Each share of common stock has the right to one vote.

2. Are voting rights attached only to stock? Yes
   If the answer to either query 1 or 2 is "No," give full particulars in a note.)

3. Is cumulative voting permitted? No

4. The date and place of the latest general meeting for the election of directors was June 5, 2002, at Houston, Texas.

5. The voting power of all stockholders of the respondent on March 1, 2003, the date of the latest compilation was 305,214,265 votes.

6. The total number of shares voted at the meeting on the date shown in the answer to query 4 was 0 shares.

7. The total number of shares voted by proxies at the meeting on the date shown in the answer to query 4 was 262,673,760 shares.

8. If any security has preferences, special privileges, or restrictions in the election of directors, trustees, or managers, or in the determination of any corporate action, give details.

   Series A Preference Stock No Series A Preference Stock, which is associated with the Company's Shareholders Rights Agreement, is issued at January 1, 2003.

STOCKHOLDERS

1. This information shall be compiled as at December 31, except that if similar information has been compiled for some other purpose between the beginning of the year for which the report is made and the date of preparation of this report, the latest compilation shall be used.

2. Stockholders of each class of stock shall be listed in the order of their holdings, beginning with the highest and continuing until the 25 largest holdings have been listed. If any such holder was a trustee or nominee for other persons who held the beneficial interest in the securities, the name and address of each person who has the beneficial interest shall be shown in a note, if known. Likewise, if any person had the beneficial interest in securities held by trustees or nominees under different trusts or other groupings, and the aggregate o f such person's holdings would place him among the listed holders if he were the holder of record, the details of such holdings shall be shown in a note, if known.

LINE NO.	CLASS OF STOCK	NAME AND ADDRESS (CITY AND STATE) OF STOCKHOLDER	SHARES HELD
1.	COMMON	CEDE & CO. THE DEPOSITORY TRUST COMPANY, NEW YORK, NY	264,322,626
2.	COMMON	CENTERPOINT ENERGY, INC.ADM INVESTOR'S CHOICE PLAN OF CENTERPOINT ENERGY, INC., HOUSTON, TX	15,837,853
3.	COMMON	HOW & CO, c/o NORTHERN TRUST COMPANY, CHICAGO, IL	4,452,403
4.	COMMON	M D THOMPSON & SON CO, MCCRORY, AR	333,115
5.	COMMON	ALLEN W PIKE TTEE OF THE ALLEN W PIKE REVOCABLE TRUST EXETER, NH	250,000
6.	COMMON	DDJ INVESTMENTS LTD.	180,000
7.	COMMON	TEXAS COMPTROLLER OF PUBLIC ACCTS. UNCLAIMED PROPERTY DIVISION, AUSTIN, TX.	109,382

LINE NO.	CLASS OF STOCK	NAME AND ADDRESS (CITY AND STATE) OF STOCKHOLDER	SHARES HELD
8.	COMMON	DONLEY D JORDAN, HOUSTON, TX	102,546
9.	COMMON	RONALD S LETBETTER, HOUSTON, TX	94,993
10.	COMMON	CHARLES T TRAVERS TR 7/30/84 OF THE CHARLES T TRAVERS & LOUISE H TRAVERS REV TR, GREENBRAE,CA	90,000
11.	COMMON	W J DWYER, WILIAM G DWYER, WILLIAM JAMES DWYER & DAVID ALAN DWYER CO-TTEES C.A. DWYER TRUST UAD 12/7/62, HOUSTON, TX	70,000
12.	COMMON	VINCENT A. MORANO, FT. LEE, NJ	70,000
13.	COMMON	BRIAN LANDRUM, HOUSTON, TX	62,507
14.	COMMON	DENNIS F SMITH & BONNIE E SMITH TTEES, STILLWATER, OK	62,485
15.	COMMON	HUGH RICE KELLY, HOUSTON, TX	60,937
16	COMMON	JOHN A. RATHMELL, HOUSTON, TX.	60,000
17.	COMMON	CHARLES T TRAVERS TTEE U/A 11/29/95 CHARLES T TRAVERS 1995 CHARITABLE REMAINDER UNITRUST, GREENBRAE, CA	53,240
18.	COMMON	RICHARD M ADER, KEY BISCAYNE, FL	50,000
19.	COMMON	MEDICAL INFORMATION TECHNOLOGY, WESTWOOD, MA.	50,000
20.	COMMON	JOE C WESSENDORFF, RICHMOND, TX	50,000
21.	COMMON	A B WHITE, HOUSTON, TX	49,018

LINE NO.	CLASS OF STOCK	NAME AND ADDRESS (CITY AND STATE) OF STOCKHOLDER	SHARES HELD
22.	COMMON	THREE R CO A PARTNERSHIP c/o I M HERZ, GALVESTON, TX	47,393
23.	COMMON	CHEE JACK TONG & VICTORIA TONG TRUSTEE TONG LIVING TRUST DTD 3-8-94, HOUSTON, TX	45,076
24.	COMMON	DAVID M MCCLANAHAN, HOUSTON, TX	41,446
25.	COMMON	YARBROUGH OIL COMPANY INC, SEARCY, AR	37,500

Total holders of above class of stock 67,308
Date of above compilation March 1, 2003

LINE NO.	CLASS OF STOCK	NAME AND ADDRESS (CITY AND STATE) OF STOCKHOLDER	SHARES HELD
1.	SERIES A PREFERENCE	NO SECURITIES ISSUED AS OF 01/01/2003	0

Total holders of above class of stock 0
Date of above compilation January 1, 2003

IMPORTANT CHANGES DURING THE YEAR

Give concise answers to each of the following, numbering them in accordance with the numbers of the queries (see General Instruction (f)):

1. List extensions of system (other than additions supplementing existing facilities of the respondent) whether by purchase, construction, donation, or otherwise. Give the location, new territory covered, and dates of beginning operation, and in case of purchase give also the name and address of the company from which purchased, date of acquisition, and the consideration given.

2. If during the year a substantial portion or all of the property of the respondent was sold, merged, or abandoned, give full particulars, including the location and territory covered. In case of sale or merger, give the effective date, name and address of successor company, and the consideration received.

3. List important changes in service and rate schedules during the year, giving –
   (a) Estimated increase or decrease in annual revenues by reason of such changes,
   (b) Estimated saving or additional cost to the public, and
   (c) The basis used in arriving at the amounts given in the responses to (a) and (b).

4. Give the names and addresses of all companies which during the year came under the direct control of the respondent otherwise than through title to securities, stating whether such control is sole or joint, how control was established, names of other parties to a joint agreement for control, the extent of control exercised by each party, and any other pertinent data requisite to a clear understanding of the arrangements relating to control. Where important details relating to control of a company have changed, give particulars. If during the year a company ceased to be controlled by the respondent, its name and a statement of the fact will be sufficient.

5. Give the names and addresses of all companies which during the year came under the indirect control of the respondent through non-reporting intermediaries, stating whether such control is sole or joint, how control was established, names of other parties to a joint agreement for control, the extent of control exercised by each party, the name and address of the intermediary through which the indirect control exists, and any other pertinent data requisite to a clear understanding of the character of control. Where important details relating to control of a company have changed, give particulars. If during the year a company ceased to be controlled by the respondent, its name and a statement of the fact will be sufficient.

6. Give a concise statement relative to each important contract, agreement, etc. entered into during the year (a) with pipelines, and, (b) with affiliated companies engaged in manufacturing, research, or similar activities. Exclude documents relating solely to services provided under effective tariffs. In lieu of giving abstracts from the contracts, agreements, etc., copies of such documents may be filed and a list of them given herein. If verified copies of suchdocuments, and modifications thereof, have been filed with the Commission, a reference to that fact is sufficient.

CENTERPOINT ENERGY MINNEGASCO
IMPORTANT CHANGES DURING THE YEAR

1. CenterPoint Energy Minnegasco extended natural gas service into one area during 2002:

   (a) CenterPoint Energy Minnegasco extended natural gas main from the city of Lonsdale along County Road 70 in order to pick up 1,100 residential customers.

2. None.

3. None.

4. During 2002, no companies came under direct control of or ceased to be controlled by CenterPoint Energy Minnegasco.

5. During 2002, no companies came under indirect control of or ceased to be controlled by CenterPoint Energy Minnegasco.

6. The following are the 2002 dockets having to do with changes in pipeline demand entitlements and affiliated interest arrangements.

   G-008/M-02-1906 Request for Change in Demand (2002-2003 heating season) – Northern Area.

   G-008/M-02-1905 Request for Change in Demand (2002-2003 heating season) – Viking Area.

   G-008/AI-02-1572 Petition of Reliant Energy Minnegasco (REM), A Division of Reliant Energy Resources Corp., for Approval of an Affiliated Interest Agreement between REM and Reliant Energy Services, Inc., and affiliate of REM, to purchase firm natural gas for system supply at fixed rates for 1 year.

   G-008/AI-02-1992 Petition of CenterPoint Energy Minnegasco for Approval of an Affiliated Interest Agreement between CenterPoint Energy Minnegasco and CenterPoint Energy Gas Resources Corp., an affiliate of CenterPoint Energy Minnegasco, to purchase variable volume firm natural gas for system supply for the heating season (1 season).

PUBLIC DOCUMENT
TRADE SECRET DATA EXCISED

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/02

TRANSACTIONS WITH AFFILIATES

Description of Transaction	Regulated Affiliate	Total Costs	Total Revenues
[TRADE SECRET DATA BEGINS			
		TRADE SECRET DATA ENDS]	

Description of Transaction	Nonregulated Affiliate	Total Costs
[TRADE SECRET DATA BEGINS		
		TRADE SECRET DATA ENDS]

NOTE: *Certain transactions shown above include* CenterPoint Energy Minnegasco's non-regulated businesses.
The non-regulated portion of the total costs has not been removed from the dollars shown.

Excludes purchases of natural gas from Reliant Energy Services, Inc. (formally NorAm Energy Services, Inc.) related to
Docket Nos. G-008/AI-91-217, G-008/AI-99-1500, G-008/AI-00-1570, G-008/AI-01-1647 and purchases from Extex Gas Resources Corp.
related to Dockets Nos. G-008/AI-01-1378 and G-008/AI-01-1759.
Information on these dockets is provided in CenterPoint Energy Minnegasco's Annual Automatic Adjustment Report filed
August 31, 2002 (Includes data through 6/02).
Excludes purchases of natural gas from Entex Gas Resources Corp. (now Centerpoint Eenrgy Resources Corp.) for July 2002
through October 2002.
Excludes purchases of natural gas from Reliant Energy Services, Inc. from Docket No. G-008/AI-02-1572 (started 11/1/02).
Excludes purchases of natural gas from Entex Gas Resources, Inc. in Docket No. G-008/AI-02-1992 (started 11/1/02).
See estimates in the November 2002 and December 2002 monthly Purchased Gas Adjustment reports.
Information on any natural gas purchases for system supply are provided in the Annual Automatic Adjustment Report for July 1 through June 30 of each year.

Excludes purchases of firm transportation capacity from Minnesota Intrastate Pipeline Company (MIPC) in Docket Nos. G-008/M-87-73;
G-008/AI-93-1009; and PL8, G-008/AI-98-1329. MIPC's 2002 sales were reported in its 2002 Annual Report filed May 1, 2003.

PUBLIC DOCUMENT
TRADE SECRET DATA EXCISED

CENTERPOINT ENERGY MINNEGASCO
DIRECT COST & APPORTIONMENT METHOD ACCOUNTING REPORT
12 Month YTD 2002

[TRADE SECRET DATA BEGINS

TRADE SECRET DATA ENDS]

PUBLIC DOCUMENT
TRADE SECRET DATA EXCISED

CENTERPOINT ENERGY MINNEGASCO
DIRECT COST & APPORTIONMENT METHOD ACCOUNTING REPORT
12 Month YTD 2002

[TRADE SECRET DATA BEGINS

TRADE SECRET DATA ENDS]

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/02

REPORT SUMMARIZING COMMON COSTS CHARGED TO THE FOREIGN UTILITY FROM RELIANT ENERGY RESOURCES CORP. AND ITS CURRENT OR FUTURE SUBSIDIARIES 1.

Company	Charged to	Amount
CenterPoint Energy Minnegasco	CenterPoint Energy International, Inc. (formally Reliant Energy International, Inc.)	$0
Other Centerpoint Energy Resources Corp. companies	CenterPoint Energy International, Inc. (formally Reliant Energy International, Inc.)	$0

1/ Commission *Order Granting Certification* Conditions, Docket Nos. G-008/S-96-1149 and G-008/S-96-1581, dated March 14, 1997.

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.

For CALENDAR YEAR 2002

Number of Employees

	Current Year	Previous Year
Total Regular Employees	1,445	1,436
Total Part-time & Temporary Employees	57	52

Assessable Operating Revenues

	Current Year	Previous Year
Total Minnesota Jurisdictional Sales to Ultimate Consumers (see Statement of Income, Account. 400, col 2)	(1)	$815,724,786
Less: Gross Earning Tax (if it is included in the Total Sales reported above)		$7,453,346
Total Minnesota Jurisdictional Assessable Operating Revenue		$808,271,440

(1) Includes Transportation Services

GAS PLANT IN SERVICE
(Minnesota Jurisdiction)

Company CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
FOR CALENDAR YEAR 2002

In addition to Account 101, Gas Plant in Service (Classified), this schedule includes Account 102, Gas Plant Purchased or Sold, Account 103, Experimental Gas Plant Unclassified and Account 106, Completed Construction Not Classified- Gas.)

1. Report the original cost of gas plant in service according to the accounts prescribed on the following page.

2. Corrections of additions, and retirements for the current or the preceding year should be included in column (b) or (c) as appropriate, not in column (d).

3. Credit adjustments to plant accounts should be enclosed in parentheses to indicate the negative effect of such amounts.

4. Reclassification or transfers within utility plant accounts should be shown in column (e). Include also in column (e) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, Gas Plant Purchased or Sold. In showing the clearance of Account 102, include in column (d) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (e) only the offset to the debits or credits distributed in column (e) to primary account classifications.

5. Show accounts 307- 318 if jurisdictional amounts are other than zero.

NOTE
Completed Construction Not Classified, Account 106, shall be classified in this schedule into prescribed accounts on an estimated basis if necessary, and the entries included in column (b). Also to be included in column (b) are entries for reversals of tentative distributions of the prior year reported in column (b).

Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, a tentative distribution of such retirements, on an estimated basis with appropriate contra entry to the account for accumulated depreciation provision, shall be included in column(c). Included also in column (c) reversals of tentative distributions of prior year of unclassified retirements.

Attach a page showing the account distributions of these tentative classifications in columns (b) and (c) including the reversals of the prior year tentative account distributions of these amounts. Careful observance of the above instructions and the text of accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at the end of year.

Gas Plant in Service
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp
For Year Ended 12/31/2002

Account Number	Title of Accounts	B.O.Y. Bal. (a)	Additions (b)	Retirements (c)	Adjustments (d)	Transfers (e)	E.O.Y. Bal. (f)
	INTANGIBLE PLANT						
301	Organization	0					0
302	Franchise and Consents	13,755		2,571			11,184
303	Misc. intangible plant	8,909,221	2,560,369				11,469,590
	Total intangible plant	8,922,976	2,560,369	2,571	0	0	11,480,774
	PRODUCTION PLANT						
	Mfd. gas production plant						
304	Land and land rights	1,078,140		3,439			1,074,701
305	Structures and improvements	2,108,275	147,064	26,695		5,000	2,233,644
306	Boiler plant	0					0
307	Other power equipment						
308	Coke ovens						
309	Producer gas equip.						
310	Wter gas generating equip.						
311	Liq. petro. gas eqpt.	11,483,956	552,976	182,079		8,414	11,863,267
312	Oil gas generating equip.						
313	Generating equip. - other purposes						
314	Coal, coke, and ash handling equipment						
315	Catalytic cracking equip.						
316	Other reforming equip.						
317	Purification equip.						
318	Residual refining equip.						
319	Gas mixing eqpt.						
320	Other equipment	875,548	94,606	18,353		(6,592)	945,209
325-47	Natural Gas Production Plant						
	Total production plant	15,545,919	794,646	230,566	0	6,822	16,116,821

Note: Balances do not distinguish between regulated and non-regulated amounts.

Continued on next page

Gas Plant in Service
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

Account Number	Title of Accounts	B.O.Y. Bal. (a)	Additions (b)	Retirements (c)	Adjustments (d)	Transfers (e)	E.O.Y. Bal. (f)
	NATURAL GAS STORAGE						
350-363	Underground Storage Plant	31,723,953	127,155	8,232			31,842,876
363.5	Other equipment	684,484					684,484
364	Liquefied Natural Gas						
	Total Nat Gas Storage	32,408,437	127,155	8,232	0	-	32,527,360
	TRANSMISSION PLANT						
365.1	*Land and land rights*						
365.2	Right-of-ways						
366	Structures and improvements						
367	Mains						
368	Compressor station equip.						
369	Measuring and regulating station equip.						
370	Communication equipment						
371	Other equip.						
	Total Transmission	0	0	0	0	0	0
	DISTRIBUTION PLANT						
374	Land and land rights	521,437	25,160			7,727	554,324
375	*Structures and improvements*	501,084	37,843	3,341		35,322	570,908
376	Mains	353,822,148	25,709,750	2,587,723		(233,682)	376,710,493
377	Compressor station equipment						
378	Meas & reg sta eqpt-gen	19,815,732	737,545	367,809		261,401	20,446,869
379	Meas & reg sta eqpt+CG.						
380	Services	251,998,676	13,035,533	925,043		(99,961)	264,009,205

Note: Balances do not distinguish between regulated and non-regulated amounts.

Continued on next page

Gas Plant in Service
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

Account Number	Title of Accounts	B.O.Y. Bal. (a)	Additions (b)	Retirements (c)	Adjustments (d)	Transfers (e)	E.O.Y. Bal. (f)
	DISTRIBUTION CONTINUED						
381	Meters	53,497,614	2,668,305	588,189		17,159	55,594,889
382	Meter installations	44,348,516	2,730,468	84,450		113,085	47,107,619
383	House regulators	8,356,551	319,192	48,944		(54,089)	8,572,710
384	House reg. install.	2,818,348	36,003	13,304		6,064	2,847,111
385	Indust. meas & reg eqpt	9,471,467	872,469	151,916		(52,121)	10,139,899
386	Other prop on customers. prem.	37,055					37,055
387	Other equipment						
	Total distribution	745,188,628	46,172,268	4,770,719	0	905	786,591,082
	GENERAL PLANT						
389	Land and land rights	307,265		8,225		(7,727)	291,313
390	Structures and improvements	14,052,715	356,338	1,086,688		33,631	13,355,996
391	Ofc. furn. & eqpt. (1)	28,295,774	8,372,049	3,083,876		5,262,867	38,846,814
392	Transp. eqpt	14,612,509	3,171,184	1,083,832		(4,153)	16,695,708
393	Stores eqpt.	337,596		19,058			318,538
394	Tools, shop, & gar eqpt	7,988,210	335,100	121,615			8,201,695
395	Laboratory equipment	286,011					286,011
396	Power operated equipment	9,521,859	314,731	286,368		25,666	9,575,888
397	Communications equipment	45,187,456	3,481,384	4,132,105		(5,318,011)	39,218,724
398	Miscellaneous equipment	4,309,450					4,309,450
399	Other tangible property						
	Total general plant	124,898,845	16,030,786	9,821,767	0	(7,727)	131,100,137
	Dollar and Cents Rounding	0		0			0
	Total gas plant in service	926,964,805	65,685,224	14,833,855	0	0	977,816,174

(1) Includes 391.3 - Misc. Equip. Computer, 391.4 - Computer Software, and 391.5 SAP Project.

Note: Balances do not distinguish between regulated and non-regulated amounts.

Analysis of Reserves
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

			Credits		Debits			
Account Number	Title of Accounts	B.O.Y. Bal. (a)	Accruals (b)	Gross Salvage (d)	Retirements (d)	Removal (e)	Transfers & Adjustments (f)	E.O.Y. Bal. (g)
	INTANGIBLE PLANT							
301	Organization	0						0
302	Franchise and consents	10,473	591		2,571			8,493
303	Misc. intangible plant	1,098,225	637,785					1,736,010
	Total intangible plant	1,108,698	638,376	0	2,571	0	0	1,744,503
	PRODUCTION PLANT							
	Mfd. gas prodn. plant							
305	Structures and improvements	1,510,116	120,080		26,695	9,661		1,593,840
306	Boiler plant	0						0
307	Other power equipment							
308	Coke ovens							
309	Producer gas equip.							
310	Water gas generating equip.							
311	Liq. petro. gas eqpt.	10,010,940	496,880	2,500	182,079	14,520		10,313,721
312	Oil gas generating equip.							
313	Generating equip. - Other processes							
314	Coal, coke, and ash handling equip.							
315	Catalytic cracking equip.							
316	Other reforming equip.							
317	Purification equip.							
318	Residual refining equip.							
319	Gas mixing eqpt							
320	Other equipment (1)	272,491	44,124	0	18,353	500	0	297,762
325-47	Natural Gas	0						0
	Total prod. plant	11,793,547	661,084	2,500	227,127	24,681	0	12,205,323

(1) Ref. Page p-19a
Note: Balances do not distinguish between regulated and non-regulated amounts.

Continued on next page

Analysis of Reserves
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

Account Number	Title of Accounts	B.O.Y. Bal. (a)	Credits: Accruals (b)	Credits: Gross Salvage (d)	Debits: Retirements (d)	Debits: Removal (e)	Transfers & Adjustments (f)	E.O.Y. Bal. (g)
	NATURAL GAS STORAGE							
350-363	Underground Storage Plant	30,523,413	249,604	3,210	8,232			30,767,995
364	Liquefied Natural Gas							
	Total storage	30,523,413	249,604	3,210	8,232	0	-	30,767,995
	TRANSMISSION PLANT							
365.1	Land and land rights							
365.2	Right-of-ways							
366	Structures and improvements							
367	Mains							
368	Compressor station equip.							
369	Measuring and regulating station equip.							
370	Communication equipment							
371	Other equip.							
	Total Transmission	0	0	0	0	0	0	0
	DISTRIBUTION PLANT							
374	Land and land rights	0						0
375	Structures and improvements	219,054	12,624		3,341	7,460		220,877
376	Mains (1)	157,375,197	10,521,364	2,818,684	2,587,723	1,135,985	689	166,992,226
377	Compressor station equipment							
378	Meas & reg sta eqpt-gen	5,608,408	601,758		367,809	50,350		5,792,007
379	Meas & reg sta eqpt - CG.							
380	Services (1)	158,717,053	11,114,090	-	925,044	521,281	(689)	168,384,129

(1) Ref. Page p-19a

Note: Balances do not distinguish between regulated and non-regulated amounts.

Continued on next page

Analysis of Reserves
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

Account Number	Title of Accounts	B.O.Y. Bal. (a)	Credits: Accruals (b)	Credits: Gross Salvage (d)	Debits: Retirements (d)	Debits: Removal (e)	Transfers & Adjustments (f)	E.O.Y. Bal. (g)
	DISTRIBUTION PLANT							
381	Meters	16,882,541	1,547,986	8,721	588,189	48,787		17,802,272
382	Meter installations	23,054,767	1,628,376		84,450	71,422		24,527,271
383	House regulators	3,573,534	218,526		48,944	13,580		3,729,536
384	House reg. install.	1,892,072	83,507		13,304	3,837		1,958,438
385	Indust. meas & reg eqpt	2,548,562	340,855		151,916	7		2,737,494
386	Other prop on customers. prem.	42,616	(1,856)					40,760
387	Other equipment							
	Total Distribution	369,913,804	26,067,230	2,827,405	4,770,720	1,852,709	0	392,185,010
	GENERAL PLANT							
389	Land and land rights							
390	Structures and improvements (1)	4,987,937	551,373	476,314	1,086,688	1,935	-	4,927,001
391	Ofc. furn. & eqpt. (1)	16,820,910	2,670,439	102,851	3,083,875	45,541	116,338	16,581,122
392	Transp. eqpt	4,586,521	1,907,319	294,079	1,083,831	21,416		5,682,672
393	Stores eqpt.	9,363	10,122	800	19,057			1,228
394	Tools, shop, & gar eqpt	2,684,022	354,835	42,758	121,616	443		2,959,556
395	Laboratory equipment	238,116	8,660					246,776
396	Power operated equipment	2,740,165	581,761	53,706	286,368	6,769		3,082,495
397	Communications equipment	8,479,308	2,856,592	80,000	4,132,105	147,304	(116,338)	7,020,153
398	Miscellaneous equipment	1,484,021	199,355	400				1,683,776
399	Other tangible property							
	Total general plant	42,030,363	9,140,456	1,050,908	9,813,540	223,408	-	42,184,779
	Total gas plant in svc.	455,369,825	36,756,750	3,884,023	14,822,190	2,100,798	-	479,087,610

Note: Balances do not distinguish between regulated and non-regulated amounts.
(1) Ref. Page p-19a

Analysis of Reserves
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

Description		Balance Beginning of Year	Credits: Accruals	Credits: Gross Salvage	Debits: Retirements	Debits: Cost of Removal	Transfers & Other adj. Cr (Dr)	Balance at End of Year
PRODUCTION PLANT								
Other Equipment	(320)	272,491	44,124		18,353	500		297,762
Water Treatment	(320.1)	-						-
Total Other Equipment		272,491	44,124	-	18,353	500	-	297,762
DISTRIBUTION PLANT								
Mains - steel	(376.1)	100,484,357	4,808,176	2,787,791	1,919,650	860,385	128	105,300,417
Mains - cast iron	(376.2)	2,998,022	95,402		58,963	7,104		3,027,357
Mains - plastic	(376.3)	53,892,818	5,617,786	30,893	609,110	268,496	561	58,664,452
Total Mains		157,375,197	10,521,364	2,818,684	2,587,723	1,135,985	689	166,992,226
Services - metallic	(380.1)	20,345,702	809,376		373,185	197,256	(283)	20,584,354
Services - plastic	(380.2)	138,371,351	10,304,714		551,859	324,025	(406)	147,799,775
Total Services		158,717,053	11,114,090	-	925,044	521,281	(689)	168,384,129
GENERAL PLANT								
Structures & improvements	(390.1)	4,493,513	437,050	476,314	1,044,034	1,935		4,360,908
Leasehold improvements	(390.2)	494,424	114,323		42,654			566,093
Total Structures & improvements		4,987,937	551,373	476,314	1,086,688	1,935	-	4,927,001
Office furniture	(391.1)	1,748,682	325,242		4,151			2,069,773
Office equipment	(391.2)	1,446,302	182,052		11,757			1,616,597
Computer equipment	(391.3)	9,524,990	641,183	102,851	1,744,910	45,541	116,338	8,594,911
Computer software	(391.4)	4,100,936	1,521,962		1,323,057			4,299,841
Total Furniture & Equipment		16,820,910	2,670,439	102,851	3,083,875	45,541	116,338	16,581,122

Note: Balances do not distinguish between regulated and non-regulated amounts.

Summary of Accruals
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

S/L Straight Line Method

Account Number	Title of Accounts	Gross Plant (a)	Estimated Net Salvage % (b)	Estimated Net Salvage Amount (c)	Depreciation Reserve (d)	Net Balance (e)	Service Life (f)	Annual Accrual (g)	S/L % (h)
	INTANGIBLE PLANT								
301	Organization	0			0	0	5	0	20.00%
302	Franchise and consents	11,820			8,493	11,820	20	591	5.00%
303	*Misc. intangible plant*	10,189,406			1,736,010	10,189,406	Var.	637,785	Var.
	Total intangible plant	10,201,226		0	1,744,503	10,201,226		638,376	
	PRODUCTION PLANT								
	Mfd. gas prodn. plant								
304	Land and land rights								
305	Structures & improvements	2,148,122	-90%	1,933,310	1,593,840	4,081,432	34	120,080	5.59%
306	Boiler plant equipment								
307	Other power equipment								
309	Coke ovens								
310	Water gas generating equip.								
311	Liq. petro. gas eqpt.	11,636,534	-75%	8,727,401	10,313,721	20,363,935	41	496,880	4.27%
312	Oil gas generating equipment								
313	Generating equip. - Other processes								
314	Coal, coke, and ash handling equipment								
315	Catalytic cracking equip.								
316	Other reforming equip.								
317	Purification equip.								
318	Residual refining equip.								
319	Gas mixing eqpt.								
320	Other equipment (1)	882,480		0	297,762	882,480	20	44,124	5.00%
325-47	Natural Gas								
	Total product plant	14,667,136		10,660,711	12,205,323	25,327,847		661,084	

(1) See p-22a

Note: Balances do not distinguish between regulated and non-regulated amounts.

Continued next page

Summary of Accruals
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

S/L Straight Line Method

Account Number	Title of Accounts	Gross Plant (a)	Estimated Net Salvage % (b)	Estimated Net Salvage Amount (c)	Depreciation Reserve (d)	Net Balance (e)	Service Life (f)	Annual Accrual (g)	S/L % (h)
	NATURAL GAS STORAGE								
350-363	Underground storage plant (1)	32,187,271		4,623,521	30,767,995	36,810,792		249,604	
364	Liquefied Natural Gas								
	Total natural gas storage	32,187,271		4,623,521	30,767,995	36,810,792		249,604	
	TRANSMISSION PLANT								
365.1	Land and land rights								
365.2	Right-of-ways								
366	Structures and improvements								
367	Mains								
368	Compressor station equip.								
369	Measuring and regulating station equip.								
370	Communication equipment								
371	Other equip.								
	TOTAL TRANSMISSION	0		0	0	0		0	
	DISTRIBUTION PLANT								
374	Land and land rights				0	0		-	
375	Structures & improvements	551,266	-10%	55,127	220,877	606,393	48	12,624	2.29%
376	Mains (2)	362,299,559		97,820,881	166,992,226	460,120,440		10,521,364	
377	Compressor sta. eqpt.								
378	Meas. & reg. sta. eqpt.	20,058,600	-20%	4,011,720	5,792,007	24,070,320	40	601,758	3.00%
379	Meas. & reg. sta. eqpt.								
380	Services (2)	256,453,159		135,920,174	168,384,129	392,373,333		11,114,090	

(1) See p-22a
(2) See p-22b

Note: Balances do not distinguish between regulated and non-regulated amounts.

Continued on next page

Summary of Accruals
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

S/L Straight Line Method

Account Number	Title of Accounts	Gross Plant (a)	Estimated Net Salvage % (b)	Estimated Net Salvage Amount (c)	Depreciation Reserve (d)	Net Balance (e)	Service Life (f)	Annual Accrual (g)	S/L % (h)
	DISTRIBUTION PLANT								
381	Meters	54,315,298	6%	(3,258,918)	17,802,272	51,056,380	33	1,547,986	2.85%
382	Meter installations	45,358,663	-40%	18,143,465	24,527,271	63,502,128	39	1,628,376	3.59%
383	House regulators	8,569,647	-2%	171,393	3,729,536	8,741,040	40	218,526	2.55%
384	House reg. install.	2,830,746	-30%	849,224	1,958,438	3,679,970	44	83,507	2.95%
385	Indust. meas. & reg. eqpt.	9,628,672	-24%	2,310,881	2,737,494	11,939,553	35	340,855	3.54%
386.1	Other prop. on cust prem	(67,491)	-10%	(6,749)	40,760	(74,240)	40	(1,856)	2.75%
387	Other Eqpt.								
	Total Distribution	759,998,119		256,017,198	392,185,010	1,016,015,317		26,067,230	
	GENERAL PLANT								
389	Land and land rights								
390	Structures & improvements (1)	13,530,773		1,270,494	4,927,001	14,801,267		551,373	
391	Ofc. furn. & equipment (1)	28,065,074		(976,005)	16,581,122	27,089,069		2,670,439	
392	Transportation equipment	15,711,030	15%	(2,356,655)	5,682,672	13,354,375	7	1,907,319	12.14%
393	Stores equipment	234,306	5%	(11,715)	1,228	222,591	22	10,122	4.32%
394	Tools, shop, & gar. eqpt.	8,064,432	12%	(967,732)	2,959,556	7,096,700	20	354,835	4.40%
395	Laboratory equipment	285,809		0	246,776	285,809	33	8,660	3.03%
396	Power operated equipment	9,696,017	16%	(1,551,363)	3,082,495	8,144,654	14	581,761	6.00%
397	Communications equipment (1)	39,925,807		(1,086,391)	7,020,153	38,839,416		2,856,592	
398	Miscellaneous equipment	2,193,124		0	1,683,776	2,193,124	11	199,355	9.09%
399	Other tangible plant								
	Total General Plant	117,706,372		(5,679,367)	42,184,779	112,027,005		9,140,456	
	Total Gas plant in service	934,760,124		265,622,063	479,087,610	1,200,382,187		36,756,750	

(1) See p-22b

Note: Balances do not distinguish between regulated and non-regulated amounts.

Summary of Accruals
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

S/L Straight Line Method

Title of Accounts		Gross Plant (a)	Estimated Net Salvage % (b)	Estimated Net Salvage Amount (c)	Depreciation Reserve (d)	Net Balance (e)	Service Life (f)	Annual Accrual (g)	S/L % (h)
PRODUCTION PLANT									
Other Equipment	(320)	882,480		-	297,762	882,480	20	44,124	5.00%
Water Treatment	(320.1)			-	-	-		-	
Total Other Equipment		882,480		-	297,762	882,480		44,124	
NATURAL GAS STORAGE									
Right of Ways	(350.2)	50,196	-20%	10,039	60,235	60,235	38	(1,020) (1)	3.16%
Structures & improvements	(351)	1,157,278	-20%	231,456	842,105	1,388,734	38	36,570	3.16%
Wells	(352)	4,447,342	-20%	889,468	4,410,414	5,336,810	38	140,536	3.16%
Storage leaseholds & rights	(352.1)	146,551	-20%	29,310	441,806	175,861	38	4,631	3.16%
Reservoirs	(352.2)	1,737,606	-20%	347,521	2,085,128	2,085,127	38	(70,312) (1)	3.16%
Nonrecoverable Nat. Gas	(352.3)	4,584,367	-20%	916,873	3,385,297	5,501,240	38	144,866	3.16%
Lines	(353)	2,330,633	-20%	466,127	2,738,737	2,796,760	38	73,648	3.16%
Compr. sta. eqpt.	(354)	1,894,747	-20%	378,949	1,731,660	2,273,696	38	59,874	3.16%
Meas. & reg. eqpt.	(355)	26,970	-20%	5,394	32,364	32,364	38	(2,954) (1)	3.16%
Purification eqpt.	(356)	678,924	-20%	135,785	404,597	814,709	38	21,454	3.16%
Other equipment	(357)	170,475	-20%	34,095	111,632	204,570	38	5,387	3.16%
Structures & improvements	(361)	1,796,787	-20%	359,357	1,583,024	2,156,144	36	59,833	3.33%
Gas holders	(362)	4,095,736	-20%	819,147	3,971,622	4,914,883	36	136,388	3.33%
Purification equipment	(363)	809,678		-	809,678	809,678	33	(32,620) (1)	3.03%
Liquefaction equipment	(363.1)	4,345,551		-	4,321,928	4,345,551	33	(317,830) (1)	3.03%
Vaporization equipment	(363.2)	1,890,396		-	1,886,108	1,890,396	33	57,279	3.03%
Compressor equipment	(363.3)	1,054,233		-	1,044,895	1,054,233	33	(65,177) (1)	3.03%
Meas. & reg. eqpt	(363.4)	303,530		-	303,530	303,530	33	(21,137) (1)	3.03%
Other equipment	(363.5)	666,271		-	603,235	666,271	33	20,188	3.03%
Total natural gas storage		32,187,271		4,623,521	30,767,995	36,810,792		249,604	

(1) Includes a reserve adjustment.

Note: Balances do not distinguish between regulated and non-regulated amounts.

Summary of Accruals
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

S/L Straight Line Method

Title Of Accounts		Gross Plant (a)	Estimated Net Salvage % (b)	Estimated Net Salvage Amount (c)	Depreciation Reserve (d)	Net Balance (e)	Service Life (f)	Annual Accrual (g)	S/L % (h)
DISTRIBUTION PLANT									
Mains - steel	(376.1)	178,080,593	-27%	48,081,760	105,300,417	226,162,353	47	4,808,176	2.70%
Mains - cast iron	(376.2)	3,000,063	-27%	810,017	3,027,357	3,810,080	40	95,402	3.18%
Mains - plastic	(376.3)	181,218,903	-27%	48,929,104	58,664,452	230,148,007	41	5,617,786	3.10%
Total Mains		362,299,559		97,820,881	166,992,226	460,120,440		10,521,364	
Services - metallic	(380.1)	20,647,347	-53%	10,943,094	20,584,354	31,590,441	39	809,376	3.92%
Services - plastic	(380.2)	235,805,812	-53%	124,977,080	147,799,775	360,782,892	35	10,304,714	4.37%
Total Services		256,453,159		135,920,174	168,384,129	392,373,333		11,114,090	
GENERAL PLANT									
Structures & improvements	(390.1)	12,704,942	-10%	1,270,494	4,360,908	13,975,436	32	437,050	3.44%
Leasehold improvements	(390.2)	825,831		-	566,093	825,831	Var.	114,323	Var.
Total Structures & improvements		13,530,773		1,270,494	4,927,001	14,801,267		551,373	
Office furniture	(391.1)	5,358,188	15%	(803,728)	2,069,773	4,554,460	14	325,242	6.07%
Office equipment	(391.2)	2,253,119	3%	(67,594)	1,616,597	2,185,525	12	182,052	8.08%
Computer equipment	(391.3)	5,234,147	2%	(104,683)	8,594,911	5,129,464	8	641,183	12.25%
Computer software	(391.4)	15,219,620		-	4,299,841	15,219,620	10	1,521,962	10.00%
Total Furniture & Equipment		28,065,074		(976,005)	16,581,122	27,089,069		2,670,439	
Comm. Equipment	(397.1)	9,053,255	12%	(1,086,391)	2,997,844	7,966,864	16	497,929	5.50%
Comm. Eqpt-Meter	(397.2)	30,872,552		-	4,022,309	30,872,552	13	2,358,663	7.64%
Total Communications Equipment		39,925,807		(1,086,391)	7,020,153	38,839,416		2,856,592	

Note: Balances do not distinguish between regulated and non-regulated amounts.

Analysis of Selected Utility Plant Accounts
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

Account Number	Title of Accounts	B.O.Y. Bal. (a)	Additions (b)	Retirements (c)	Adjustments (d)	Transfers (e)	E.O.Y. Bal. (f)
101.1	Property under capital leases						
102	Gas plant purchased						
102	Gas plant sold *						
103	Exper. gas pl. unclassif.						
104	Gas Plant Leased to Others						
105	Gas Plant Held for Future Use						
105.1	Prod. properties held for future use (Major Only)						
106	Completed constr. not classif. - Gas (Major only)						
107	Construction work in progress						
114	Gas plant acquisition adj.	15,085,069					15,085,069
116	Other gas plant adjustments						
117	Gas stored underground - Noncurrent (Major only)	477,965					477,965
118	Other utility plant						
	Total utility plant						
	DEFERRED DEBITS						
181	Unamortized debt expense	450,812					414,477
182.1	Extraordinary property losses						
182.2	Unrecovered plant and regulatory study costs						
183.1	Preliminary natural gas survey and investigation charges						

* For each amount comprising the reported balance ad changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of accounts, give also date of such filing.

Continued on next page

Note: Balances do not distinguish between regulated and non-regulated amounts.

Analysis of Selected Utility Plant Accounts
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

Account Number	Title of Account	B.O.Y. Bal. (a)	Additions (b)	Retirements (c)	Adjustments (d)	Transfers (e)	E.O.Y. Bal. (f)
183.2	Other preliminary survey and investigative charges						
184	Clearing accounts (Major only)						
185	Temporary facilities (Major only)						
186	Misc. deferred debits *	22,291,741					15,497,436
187	Deferred losses from disposition of utility plant						
188	Research, devel. and demonst. expend. (Major only)						
189	Unamort. loss on reacq. debt.						
191	Unrecovered purchased gas costs	13,465,838					2,806,473
	DEFERRED CREDITS						
252	Customer Advances for Construction	255,747					269,312
253	Other Deferred Credits *	19,010,070					31,574,126
256	Deferred Gains from Disposition of Utility Plant						
257	Unamortized Gain on Debt	90,064					84,435

* If substantial in amount, submit a supplementary schedule showing subaccount classification of such deferred debits and / or credits and the balances for each contained in columns (a) through (d).

Note: Balances do not distinguish between regulated and non-regulated amounts.

Analysis of Miscellaneous Deferred Debits and Credits
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

Account Number	Title of Accounts	B.O.Y. Bal. (a)	Additions (b)	Retirements (c)	Adjustments (d)	Transfers (e)	E.O.Y. Bal. (f)
	Detail of Deferred Debits:						
	1995 Rate Case	-					-
	Environmental *	(11,892,406)					(12,197,799)
	Regulatory Asset Plant	27,504,000					23,641,902
	Employee Benefits	-					-
	Deferred Expense - NSB	756,962					-
	Tower	170,001					134,817
	201 Building	1,449,322					1,149,430
	Low Income	-					-
	Deferred Vacation	836,851					650,875
	Early Retirement	570,966					-
	Other Deferred	2,896,045					2,118,211
	DEFERRED DEBITS	22,291,741					15,497,436
	Detail of Deferred Credits:						
	LTIP Payable - NorAm	873,241					385,557
	Pension	(20,588,502)					-
	LaSalle Building	2,032,481					1,814,673
	FASB 106 Medical	6,630,615					3,833,267
	FASB 112	20,001					301,148
	Deferred Executive Comp	997,768					876,923
	Miscellaneous Deferred Credit	-					-
	Accrued Gas Plant Cost	28,114,000					24,251,902
	Special Early Retirement	570,966					-
	Deferred Revenue	359,500					110,656
	DEFERRED CREDITS	19,010,070					31,574,126

* Balances differ from Update of Environmental Clean-up Activities, Docket No. G-008/M-95-292 due to various regulatory accounting adjustments.

Note: Balances do not distinguish between regulated and non-regulated amounts.

Materials and Supplies
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

1. For Account 154, report the amount of plant materials and operating supplies at end of year under titles which are indicative of the character of the material included.
2. Give an explanation of important inventory adjustments during year (on a separate page) showing general classes of material and supplies and the various accounts (operating expense, clearing accounts, plant, etc.) affected - debited or credited. Debits or credits to stores expense-clearing shall be shown separately, if applicable.
3. Give a concise explanation of the inventory cost method currently being used for each account reported below: Attach explanation hereto.

Account Number	Account Name	B.O.Y. Balance (a)	E.O.Y. Balance (c)
151	Fuel Stock	4,380,500	4,556,400
152	Fuel Stock Exp. Undist.		
153	Residuals & Extracted Prod.		
155	Merchandise & Appliance Parts	4,326,600	4,849,100
156	Other Materials & Supp.		
163	Stores Expense Undist.		
164.1	Gas Stored Underground	51,295,700	39,376,900
164.2	Liquid Natural Gas Stored	1,802,700	1,112,100
154	Plant Matls. & Oper. Suppl. (List)	3,729,600	3,911,400
154	Total		
	Total Matls. & Supplies	65,535,100	53,805,900

Accumulated Deferred Income Taxes - Account 281,282,283
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

		Changes During Year				Adjustments During Year				
						Debits - DBT		Credits - CR		
Account Subdivisions	B.O.Y. Balance (a)	Amount Debit ACCT 410.1 (b)	Amount Credit ACCT 411.1 (c)	Amount Debit ACCT 410.2 (d)	Amount Credit ACCT 411.2 (e)	Account Number (f)	Amount (g)	Account Number (h)	Amount (i)	E.O.Y. Balance (j)
ACCOUNT 281:										
Defense Fac.										
Pollution Cont.										
OTHER (Specify)										
Total Account 281	None	None	None	None	None	None	None	None	None	None
CLASSIF. OF TOTAL										
Fed. Inc. Tax										
State Inc. Tax										
Local Inc. Tax										
ACCOUNT 282:										
Gas Property	39,616,415	10,145,668	0	0			0		0	49,762,083
Other (Specify)										
Total Account 282	39,616,415	10,145,668	0	0			0		0	49,762,083
CLASSIF. OF TOTAL										
Fed. Inc. Tax	30,231,816	9,444,645	0	0			0			39,676,461
State Inc. Tax	9,384,599	701,023	0	0			0			10,085,622
Local Inc. Tax										
ACCOUNT 283:										
Gas Property	7,854,585	(4,769,855)	160,758				0			2,923,972
Other (Specify)										
Total Account 283	7,854,585	(4,769,855)	160,758				0		0	2,923,972
CLASSIF. OF TOTAL										
Fed. Inc. Tax	6,114,440	10,265,214	19,002,500				0			(2,622,846)
State Inc. Tax	1,740,145	(15,035,069)	(18,841,742)				0			5,546,818
Local Inc. Tax										

Note: Balances do not distinguish between regulated and non-regulated amounts.

Basis of Calculations of Accumulated Deferred Income Taxes - Account 281
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

		Costs of Property Item				Tax Rates Applied To		Page G12 Ref.	
Certification Number (a)	Description of Property Item (Use Footnotes if Necessary) (b)	Total (c)	Amortizable (d)	Start Date of Tax Amortz (e)	Normal Depr Rate For Deferred Tax (f)	Originally Deferred Amounts (g)	Cur. Yr. To Amortize Prev. Depr. (h)	L	C

**** None ****

Methods of Calculating Accumulated Deferred Income Taxes - Account 282
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

1. Add footnotes to show the type of life estimate used in column (d), such as "useful life," "guideline life," "guideline class life,", etc.
2. Show references where they will improve the report's clarity.

Classification of Plant (a)	Liberalized Depreciation Method (b)	Date Method Applied (c)	Life Estimate (See Instr. 1) (d) (Note A)	Page G14 Ref. L	Page G14 Ref. C
PRODUCTION PLANT	(1)	1970	39/15/20		
UNDERGROUND STORAGE PLANT	(1)	1972	38/10/15		
LIQUIFIED NATURAL GAS					
PLANT - Structures	(2)	1976	36/10/15		
- Other Plant	(1)	1976	33/10/15		
DISTRIBUTION PLANT	(1)	1970	40/15/20		
GENERAL PLANT					
Structures & Improvements	(2)	1970	32/15/31.5		
Leasehold Improvements	(3)	1987	NA/NA/31.5		
Office furniture	(1)	1970	14/5/7		
Office equipment	(1)	1970	12/5/5		
Computer equipment	(1)	1978	9/5/5		
Transportation vehicles	(1)	1970	7/3 & 5/5		
Stores equipment	(1)	1970	22/5/7		
Tools	(1)	1970	20/5/7		
Laboratory equipment	(1)	1978	33/5/7		
Power-operated equipment	(1)	1970	14/5/7		
Communication equipment	(1)	1970	14/5/7		
Miscellaneous equipment	(1)	1978	19/5/7		

(1) Sum-of-the -years digits method on pre-1981 assets depreciated by a liberalized depreciation method, ACRS depreciation on 1981-1986 assets and MACRS depreciation on post 1986 assets.

(2) 150% declining balance method on pre-1981 assets depreciated by a liberalized depreciation method, ACRS depreciation on 1981-1986 assets and MACRS depreciation on post 1986 assets.

(3) Modified Acceleration Cost Recovery system on post-1986 assets.

Note A: First number is the useful life of assets depreciated by a liberalized method, the second number is the accelerated cost recovery system life (A.C.R.S.), and the third number is the modified accelerated cost

Annual Recap of Accumulated Deferred Income Taxes - Account 282
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

1. Finish additional sheets containing explanations where necessary.
2. Show on separate lines the values for each year from 1954 to year of report.
3. Explain the basis used to defer amounts for the last year (straight line tax rate to liberalized tax rate, etc.).
4. State whether accounting for liberalized depreciation has been directed or approved by any other state or commission-column(d).
5. Show references where they will improve the reports clarity.

Year	Year's Tax Deferral (a)	Total Dr (Account 282) Cr (Account 411.1) (b)	Other State Approvals (c)	Page G14 Ref. L	Page G14 Ref. C
1965	6,116				
1966	8,683				
1967	13,037				
1968	16,139				
1969	21,712				
1970	23,159				
1971	23,396				
1972	23,504				
1973	66,972				
1974	137,861				
1975	252,984				
1976	263,416	12,022			
1977	288,209	7,277			
1978	612,870	5,423			
1979	837,156	584,224			
1980	1,198,970	348,429			
1981	2,268,281	63,519			
1982	3,394,439	155,891			

Continued on next page

Annual Recap of Accumulated Deferred Income Taxes - Account 282
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

Year	Year's Tax Deferral (a)		Total Dr (Account 282) Cr (Account 411.1) (b)	Other State Approvals (c)	Page G14 Ref. L	Page G14 Ref. C
1983	3,434,721		178,536			
1984	3,191,209		359,365			
1985	3,682,300		169,004			
1986	579,884		259,172			
1987	1,315,898		878,986			
1988	3,441,595		165,915			
1989	3,910,358		171,691			
1990	3,291,410	(a)	231,161			
1991	2,511,422	(b)	657,554			
1992	2,649,793		418,344			
1993	2,250,719		(43,874)			
1994	2,073,236		0			
1995	1,905,710		0			
1996	931,628	(c)	0			
1997	223,953	(d)	0			
1998	730,089		0			
1999	7,204,590		0			
2000	1,299,001		0			
2001	(9,845,366)		0			
2002	10,145,668		0			

Note: Activity does not distinguish between regulated and non-regulated amounts.
(a) Includes transfer of deferred income taxes of $23,472 from DEI Division.
(b) Includes transfer of deferred income taxes of $3,738 from DEI Division.
(c) Includes transfer of $12,363 from non-utility deferred income taxes.
(d) Includes transfer correction of $(22) from non-utility deferred income taxes.

Statement of Income For the Year
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

Account Number	Account Name	1 2002 Normalized for Weather Where Appropriate	2 2002 Unnormalized Data	3 2003 Projected Data Normalized for Weather if Appropriate
400	Operating Revenues (Before taxes**)	818,361,686	815,724,786	971,283,097
	Operating Expenses:			
401	Operation Expenses	689,473,504	685,404,204	844,128,840
402	Maintenance Expense	7,833,002	7,833,002	8,606,824
403	Depreciation Expense	34,052,893	34,052,893	35,498,809
404-405	Amort. & Depl. of Utility Plant	86,430	86,430	47,026
406	Amort. of Utility Plant Acq. Adj.	0	0	0
407 - NEW	Amort of Commission Approved Deferrals (List Separately)			
407.1	Amort. of Property Losses Unrecovered Plant and Regulatory Study Costs			
407.2	Amort of Conversion Expense			
408	Taxes Other Than Income Taxes	26,127,499	26,127,499	29,219,652
409.1	Income Taxes - Federal	25,349,697	25,801,906	12,230,854
409.1	- other	7,931,218	8,071,593	3,796,717
410.1	Provision for Deferred Income Taxes	(13,029,951)	(13,029,951)	0
411.1	(Less) Provision for Deferred Income Taxes - Cr.			
411.4	Investment Tax Credit Adj. (Net)	(463,524)	(463,524)	0
411.6	(Less) Gains from Disp. of Utility Plant			
411.7	Losses from Disp. of Utility Plant			
	TOTAL Operating Expenses	777,360,768	773,884,052	933,528,722
	Net Utility Operating Income	41,000,918	41,840,734	37,754,375

(Continued on next page)

Statement of Income For the Year
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

UTILITY OPERATING REVENUES

Account Number	Description	(a) Current Year Normalized Data (000's)	(b) Indicate Taxes Included in (a)**
	Operating Revenue from Retail Sales of Gas in Minnesota	810,696,099	7,453,346
	Other Operating Revenues (Identify by Account No. and Description).		
481	Other Gas Revenues	1,917,608	
487	Late Payment Penalties	2,690,895	
488	Balancing Revenues *	373,267	
489	Transportation Revenues	2,637,028	
493	Rental Income	46,789	
	Total Utility Operating Revenues (Acct. No. 400)	818,361,686	7,453,346

* Balancing Revenues are returned to ratepayers through the PGA.

** Indicate amount of gross earnings, franchise, and other local taxes included in Column (a).

Statement of Income For the Year
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

Account Number	Account Name	1 2002 Normalized for Weather Where Appropriate	2 2002 Unnormalized Data	3 2003 Projected Data Normalized for Weather if Appropriate
	OTHER INCOME AND DEDUCTIONS			
Other Income				
	Nonutility Operating Income			
415	Revenues From Merchandising, Jobbing and Contract Work			
416	(Less) Costs and Exp. of Merch. Job.&Contract Work			
417	Revenues From Nonutility Operations			
417.1	(Less) Expenses of Nonutility Operations			
418	Nonoperating Rental Income			
418.1	Equity in Earnings of Subsidiary Companies			
419	Interest and Dividend Income			
419.1	Allowance for Other Funds Used During Construction	74,183	74,183	492,800
421	Miscellaneous Nonoperating Income			
421.1	Gain on Disposition of Property			
	TOTAL Other Income	74,183	74,183	492,800
Other Income Deductions				
421.2	Loss on Disposition of Property			
425	Miscellaneous Amortization			
426.1-426.5	Miscellaneous Income Deductions			
	TOTAL Other Income deductions			
Taxes Applic. to Other Income and Deductions				
408.2	Taxes Other Than Income Taxes			
409.2	Income Taxes - Federal			

(Continued on next page)

Statement of Income For the Year
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

Account Number	Account Name	1 2002 Normalized for Weather Where Appropriate	2 2002 Unnormalized Data	3 2003 Projected Data Normalized for Weather if Appropriate
	OTHER INCOME AND DEDUCTIONS			
409.2	Income Taxes - Other			
410.2	Provision for Deferred Income Taxes			
411.2	(Less) Provision for Deferred Income Taxes - Cr.			
411.5	Investment Tax Credit Adj. - Net			
420	(Less) Investment Tax Credits			
	TOTAL Taxes on Other Income and Deduct.			
	Net Other Income and Deductions	74,183	74,183	492,800
	INTEREST CHARGES			
427	Interest on Long-Term Debt (427)			
428	Amort. of Debt. Disc. and Expense			
429	(Less) Amort. of Premium on Debt-Credit			
429.1	(Less) Amort. of Gain on Reacquired Debt-Credit			
430	Interest on Debt to Assoc. Companies			
431	Other Interest Expense			
432	Allowance for Borrowed Funds Used During Constr.-(cr.)			
	Net Interest Charges			
	Income before Extraordinary Items	41,075,101	41,914,917	38,247,175
	EXTRAORDINARY ITEMS			
434	Extraordinary Income			
435	(Less) Extraordinary Deductions			
	Net Extraordinary Items			
409.3	Income Taxes - Federal and Other			
	Extraordinary Items After Taxes			

Operation and Maintenance Expenses
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

Account Number	Account Name	Operation (a)	Maintenance (b)	Total (c)
700-813	Production	821,012	539,103	1,360,115
814-847	Natural Gas	598,245,120		598,245,120
	Other Gas Supply Exp and Storage Exp.	1,580,210	278,187	1,858,397
850-870	Transmission			
871-895	Distribution	22,472,541	6,958,985	29,431,526
901-905	Customer accounts	18,691,366		18,691,366
906-910	Customer service & Information	8,347,809		8,347,809
911-917	Sales	3,636,500		3,636,500
920-935	Administration & Gen.	31,609,646	56,727	31,666,373
	Total Operations & Maintenance Expense	685,404,204	7,833,002	693,237,206
	Shared Services *			
	Conservation Improvement (CIP) Expense ** (included in customer service & information above)	7,707,602		

* Shared services represent funds which compensate non-regulated organization(s) within the overall corporate structure for services rendered to its regulated gas utility subsidiary. The value on this line is included on the Total Operations & Maintenance Expense Line. Describe on a seperate sheet how the share of shared services is computed.

** The value on this line is included in one or more of the account categories above. Please indicate which category(ies) include these CIP expenses.

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
Minnesota
Normalized Data
(Minnesota Jurisdiction)

	2002 Unnormalized Data	Normalization Adjustments	2002 Normalized Data
Operating Revenues	815,724,786	2,636,900 /1/	818,361,686
Operating Expenses:			
Operation	685,404,204	4,069,300 /2/	689,473,504
Maintenance	7,833,002		7,833,002
Depreciation	34,052,893		34,052,893
Amortization	86,430		86,430
Amort of Acquisition Adj	0		0
Other Taxes	26,127,499		26,127,499
Federal Income Taxes	25,801,906	(452,209) /3/	25,349,697
State Income Taxes	8,071,593	(140,375) /4/	7,931,218
Deferred Income Taxes	(13,029,951)		(13,029,951)
Investment Tax Credit	(463,524)		(463,524)
Total Operating Expenses	773,884,052	3,476,716	777,360,768
Operating Income	41,840,734	(839,816)	41,000,918
Allowance for Funds	74,183		74,183
Income Before Interest Charges	41,914,917	(839,816)	41,075,101

/1/ See page p-33a2

/2/ See page p-33a3

/3/ Federal Income Taxes at 31.57% effective FIT rate.

/4/ State Income Taxes at 9.80% effective SIT rate.

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
Minnesota
Operating Revenues - Normalization

Twelve Months Ended December 31, 2002

Residential			
Normalized Volumes	72,273.0	MDT's	
Actual Volumes	70,957.0	MDT's	
	1,316.0	MDT's	
Res. Normalization Adj.			$6,992,600
Commercial & Industrial			
Normalized Volumes	32,960.4	MDT's	
Actual Volumes	32,262.3	MDT's	
	698.1	MDT's	
Comm. & Ind. Normalization Adj.			$3,811,500
Small Volume Interr.			
Normalized Volumes	20,204.8	MDT's	
Actual Volumes	20,530.7	MDT's	
	(325.9)	MDT's	
Small Volume Interr. Normal. Adj.			($1,308,600) /1/
Large Volume Interr.			
Normalized Volumes	(2,000.0)	MDT's	
Actual Volumes	0.0	MDT's	
	(2,000.0)	MDT's	
Large Volume Curtailment Adj.			($6,909,100) /2/
Late Payment Revenue Normalized			50,500
Operating Revenues - Normalization Adjustment			$2,636,900

1/ Includes adjustments for curtailments.
2/ Revenue adjustment for curtailments.

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
Minnesota
Operation and Maintenance Expenses - Normalization

Twelve Months Ended December 31, 2002

Residential			
Normalized less Actual Volumes	1,316.0	MDT's	
Res. Normalization Adj.			$5,691,400
Commercial & Industrial			
Normalized less Actual Volumes	698.1	MDT's	
Comm. & Ind. Normalization Adj.			$3,071,500
Small Volume Interr.			
Normalized less Actual Volumes	(325.9)	MDT's	
Small Volume Interr. Adj.			($1,111,400)
Large Volume Interr.			
Normalized less Actual Volumes	(2,000.0)	MDT's	
Large Volume Curtailment Adj.			($6,045,900)
Normalized Bad Debt Reserve Adj.			75,700
Normalized Operating Expense Adj.			2,388,000
Operation Expenses - Normalization Adjustment			$4,069,300

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.

Summary of Net Rate Base
Minnesota

Twelve Months Ended 12/31/02

Line No.	Description (a)		
1	Utility Plant in Service /1/	906,788,032	
2	Accumulated Depreciation and Amortization /1/	454,561,305	
3	Net Utility Plant in Service /1/		452,226,727
4	Acquisition Adjustment		
5	Construction Work in Progress		-0-
6	Gas Stored Underground - Noncurrent /2/		478,000
7	Customer Advances for Construction /2/		(256,400)
8	Accumulated Deferred Income Taxes /2/		(39,853,500)
9	Working Capital:		
10	Materials and Supplies /2/	3,868,800	
11	Gas Stored Underground - Current /2/	32,481,500	
12	Liquefied Natural Gas Stored /2/	1,628,600	
13	Liquefied Petroleum (Propane) Gas /2/	4,532,300	
14	Prepayments and Other Deferred Debits & Credits /2/	3,637,000	
15	Cash Working Capital	-0-	
16	Total Working Capital		46,148,200
17	Average Net Rate Base		458,743,027

/1/ See Page p-33c

/2/ See Page p-33d

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
Net Utility Plant in Service
Minnesota

Twelve Months Ended 12/31/02

Line No.	Description	Balance December 31, 2001	Balance December 31, 2002	Average Balance
1	Utility Plant in Service			
2	Intangible	445,826	443,255	444,541
3	Production	15,269,948	15,737,037	15,503,493
4	Underground Storage	17,479,037	17,531,561	17,505,299
5	Other Storage	14,929,400	14,995,799	14,962,600
6	Distribution	742,870,541	784,450,715	763,660,628
7	General /1/	90,700,492	98,722,451	94,711,471
8	Total Plant in Service	881,695,244	931,880,818	906,788,032
9	Accumulated Depreciation and Amortization			
10	Intangible	442,543	440,563	441,553
11	Production	11,690,971	12,078,706	11,884,839
12	Underground Storage	15,778,355	16,243,975	16,011,165
13	Other Storage	14,490,767	14,524,020	14,507,394
14	Distribution	369,912,792	392,185,010	381,048,901
15	General /1/	30,279,446 /2/	31,055,460	30,667,453
16	Total Accumulated Depreciation and Amortization	442,594,874	466,527,734	454,561,305
17	Net Utility Plant in Service	439,100,370	465,353,084	452,226,727

/1/ Reflects jurisdictional utility general plant exclusive of non-utility related assets.
/2/ Differs from previous year due to corrected balances from property audit.

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.

Inventories and Prepayments

Minnesota

Thirteen Months Ended 12/31/02

(000's)

Month-End (a)	Materials and Supplies (b)	Gas Stored Underground - Current (c)	Liquefied Natural Gas Stored (d)	Liquefied Petroleum (Propane) Gas	Prepayments and Other Deferred Debits and Credits (1) (f)	Gas Stored Underground - Noncurrent (g)	Customer Advances for Construction (h)	Accumulated Deferred Income Taxes (i)
December 2001	3,729.6	51,295.7	1,802.7	4,380.5	4,697.9	478.0	(255.7)	(36,164.4)
January 2002	3,718.7	35,512.9	1,782.7	4,122.7	3,990.9	478.0	(255.7)	(36,324.7)
February	3,756.5	21,383.9	1,764.6	4,606.5	3,774.0	478.0	(255.7)	(36,645.1)
March	3,767.9	10,263.3	1,713.1	4,604.8	3,748.4	478.0	(254.8)	(37,100.8)
April	3,843.6	7,879.3	1,694.7	4,589.2	3,550.6	478.0	(261.0)	(38,211.2)
May	3,889.0	16,077.3	1,676.2	4,579.3	3,589.7	478.0	(255.2)	(39,006.2)
June	3,980.1	25,009.6	1,658.2	4,576.6	3,922.9	478.0	(232.4)	(40,008.1)
July	3,938.6	31,452.8	1,639.3	4,569.1	4,064.5	478.0	(245.3)	(40,816.6)
August	3,934.0	38,194.6	1,621.4	4,576.2	4,444.9	478.0	(249.6)	(41,945.3)
September	3,937.0	45,380.0	1,602.0	4,581.9	5,518.9	478.0	(249.6)	(43,025.4)
October	3,790.0	53,077.8	1,567.6	4,587.5	6,263.8	478.0	(252.5)	(43,964.3)
November	4,097.9	47,354.8	1,537.8	4,588.8	7,572.6	478.0	(295.8)	(45,306.2)
December 2002	3,911.4	39,376.9	1,112.1	4,556.4	(7,857.9)	478.0	(269.3)	(39,576.7)
Total	50,294.3	422,258.9	21,172.4	58,919.5	47,281.2	6,214.0	(3,332.6)	(518,095.0)
13 Month Average	3,868.8	32,481.5	1,628.6	4,532.3	3,637.0	478.0	(256.4)	(39,853.5)

(1) Includes balances for prepaid insurance for property, prepaid postage, prepaid auto licenses and prepaid bus passes. Also includes the deferred debit or credit balances for the tracking of the conservation investment program costs, headquarters relocation, self insured programs, compensation programs, pension, FAS 106, vacation pay and HCRA/DCRA liabilities.

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
Capitalization

January 1, 2002 - December 31, 2002

Line No.	Month	Long Term Debt (a)	Unamortized Debt Cost/Gain (b)	Short Term Debt (c)	Total Debt (d)	Total Common Stock Equity (e)
1	January 2002	153,166,670	(358,189)	49,819,137	202,627,618	263,167,614
2	February	153,166,670	(355,630)	37,792,596	190,603,636	270,966,552
3	March	151,166,670	(353,071)	28,921,793	179,735,392	276,095,465
4	April	151,166,670	(350,512)	17,866,505	168,682,663	282,756,072
5	May	151,166,670	(347,954)	24,920,006	175,738,722	283,139,504
6	June	151,166,670	(345,395)	44,242,329	195,063,604	280,014,208
7	July	151,166,670	(342,836)	56,215,227	207,039,061	282,223,338
8	August	151,166,670	(340,277)	62,302,833	213,129,226	281,301,687
9	September	151,166,670	(337,719)	63,594,928	214,423,879	271,166,381
10	October	151,166,670	(335,160)	91,847,452	242,678,962	274,088,052
11	November	148,833,337	(332,601)	122,508,277	271,009,013	279,579,938
12	December	148,833,337	(330,042)	126,686,870	275,190,165	270,216,314
13	TOTAL	1,813,333,374	(4,129,386)	726,717,953	2,535,921,941	3,314,715,125
14	12 Month Average	151,111,115	(344,116)	60,559,829	211,326,828	276,226,260
15	*Weighted Cost of Debt:*				6.65% /1/	

Footnote:

/1/ Line 13 col (n) on page p-33f.

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
Cost of Debt
(000's)

January 1, 2002 - December 31, 2002

Line No.	Long Term Debt (Current & Long-Term portion)	Jan /a/	Feb /b/	March /c/	April /d/	May /e/	June /f/	July /g/	Aug /h/	Sept /i/	Oct /j/	Nov /k/	Dec /l/	Twelve Month Average /m/	Cost /n/	Interest Expense /o/
1	8.00% CERC Note due 2012	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000		
2	7.27% CERC Note due 2029	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000		
3	7 - 1/4% CERC Note Due 2018	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000		
4	Adjst Rate CERC Note Due 2006	11,667	11,667	11,667	11,667	11,667	11,667	11,667	11,667	11,667	11,667	9,333	9,333	11,278		
5	10% CERC Note Due 2008	6,500	6,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,833		
6	8% CERC Note Due 2025	35,000	35,000	35,000	35,000	35,000	35,000	35,000	35,000	35,000	35,000	35,000	35,000	35,000		
7	Total	153,167	153,167	151,167	151,167	151,167	151,167	151,167	151,167	151,167	151,167	148,833	148,833	151,111		
8	Debt Cost/Gain													(344) /1/		
9	Twelve Month Average Long Term Debt													150,767 /2/	7.61% /4/	11,471 /3/
10	Short Term Debt	49,819	37,793	28,922	17,867	24,920	44,242	56,215	62,303	63,595	91,847	122,508	126,687	60,560	4.25% /5/	2,575 /3/
11	Short & Long Term Cost of Debt													211,327 /6/	6.65% /7/	14,046 /8/

Footnotes:

/1/ Line 14 col (b) page p-33e.
/2/ Line 7 col (m) plus line 8 col (m).
/3/ Actual interest expense for 2002.
/4/ Line 9 col (o) divided by line 10 col (m).
/5/ Line 10 col (o) divided by line 10 col (m).
/6/ Line 9 col (m) plus line 10 col (m).
/7/ Line 11 col (o) divided by line 11 col (m).
/8/ Line 9 col (o) plus line 10 col (o).

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
Summary of Net Rate Base
Minnesota

Projected Twelve Months Ended 12/31/03

Line No.	Description (a)		
1	Utility Plant in Service /1/	958,810,009	
2	Accumulated Depreciation and Amortization /1/	480,274,094	
3	Net Utility Plant in Service /1/		478,535,915
4	Acquisition Adjustment		0
5	Construction Work in Progress		0
6	Gas Stored Underground - Noncurrent /2/		478,000
7	Customer Advances for Construction /2/		(256,400)
8	Accumulated Deferred Income Taxes /2/		(39,364,600)
9	Working Capital:		
10	Materials and Supplies /2/	3,868,800	
11	Gas Stored Underground - Current /2/	27,903,600	
12	Liquefied Natural Gas Stored /2/	1,628,600	
13	Liquefied Petroleum (Propane) Gas /2/	4,532,300	
14	Prepayments and Other Deferred Debits & Credits /2/	(10,247,600)	
15	Cash Working Capital	-0-	
16	Total Working Capital		27,685,700
17	Average Net Rate Base		467,078,615

/1/ See Page p-33h

/2/ See Page p-33i

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
Net Utility Plant in Service
Minnesota

Projected Twelve Months Ended 12/31/03

Line No.	Description	Balance December 31, 2002	Balance December 31, 2003	Average Balance
1	Utility Plant in Service			
2	Intangible	443,255	443,255	443,255
3	Production	15,737,037	16,080,596	15,908,817
4	Underground Storage	17,531,561	17,767,201	17,649,381
5	Other Storage	14,995,799	15,055,799	15,025,799
6	Distribution	784,450,715	825,664,510	805,057,613
7	General /1/	98,722,451	110,727,837	104,725,144
8	Total Plant in Service	931,880,818	985,739,198	958,810,009
9	Accumulated Depreciation and Amortization			
10	Intangible	440,563	441,251	440,907
11	Production	12,078,706	12,732,846	12,405,776
12	Underground Storage	16,243,975	16,704,363	16,474,169
13	Other Storage	14,524,020	14,798,887	14,661,454
14	Distribution	392,185,010	415,478,030	403,831,520
15	General /1/	31,055,460	33,865,075	32,460,268
16	Total Accumulated Depreciation and Amortization	466,527,734	494,020,452	480,274,094
17	Net Utility Plant in Service	465,353,084	491,718,746	478,535,915

/1/ Reflects jurisdictional utility general plant exclusive of non-utility related assets.

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp
Inventories and Prepayments
Minnesota

Projected Twelve Months Ended 12/31/03
(000's)

Month-End	Materials and Supplies /2/	Gas Stored Underground - Current /2/	Liquefied Natural Gas Stored /2/	Liquefied Petroleum (Propane) Gas /2/	Prepayments and Other Deferred Debits and Credits /1/	Gas Stored Underground - Noncurrent /2/	Customer Advances for Construction /2/	Accumulated Deferred Income Taxes
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
December 2002		39,376.9			(7,857.9)	478.0		(39,576.7)
January 2003		24,813.9			(9,068.1)	478.0		(39,254.7)
February		12,335.5			(9,774.1)	478.0		(39,035.6)
March		2,895.9			(9,914.1)	478.0		(39,100.5)
April		11,631.6			(10,351.4)	478.0		(39,074.7)
May		17,403.9			(10,555.9)	478.0		(39,138.3)
June		26,786.1			(10,753.7)	478.0		(39,192.6)
July		33,179.8			(10,993.1)	478.0		(39,279.7)
August		39,543.4			(10,237.4)	478.0		(39,717.2)
September		46,457.6			(10,095.1)	478.0		(39,760.4)
October		46,280.7			(10,286.1)	478.0		(39,747.8)
November		40,411.4			(11,236.6)	478.0		(39,589.7)
December		21,630.0			(12,094.9)	478.0		(39,271.8)
Total	0.0	362,746.7	0.0	0.0	(133,218.4)	6,214.0	0.0	(511,739.7)
13 Month Average	3,868.8	27,903.6	1,628.6	4,532.3	(10,247.6)	478.0	(256.4)	(39,364.6)

(1) Includes balances for prepaid insurance for property, prepaid postage, prepaid auto licenses and prepaid bus passes. Also includes the deferred debit or credit balances for the tracking of the conservation investment program costs, headquarters relocation, self insured programs, compensation programs, pension, FAS 106, vacation pay and HCRA/DCRA liabilities.
(2) Same as 13 month average for the twelve months ended 12/31/02. See page 33d.

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
Capitalization

Projected Twelve Months Ended 12/31/03

Line No.	Month	Long Term Debt (a)	Unamortized Debt Cost/Gain (b)	Short Term Debt (c)	Total Debt (c)	Total Common Stock Equity (d)
1	January 2003	218,833,000	(327,483)	42,309,000	260,814,517	288,502,000
2	February	218,833,000	(324,924)	14,675,000	233,183,076	296,652,000
3	March	216,833,000	(322,365)	9,400,000	225,910,635	297,489,000
4	April	216,833,000	(319,806)	27,202,000	243,715,194	298,384,000
5	May	216,833,000	(317,247)	42,198,000	258,713,753	297,043,000
6	June	216,833,000	(314,688)	65,862,000	282,380,312	290,110,000
7	July	216,833,000	(312,129)	73,066,000	289,586,871	287,400,000
8	August	216,833,000	(309,570)	77,719,000	294,242,430	285,299,000
9	September	216,833,000	(307,011)	73,827,000	290,352,989	278,813,000
10	October	216,833,000	(304,452)	81,951,000	298,479,548	279,286,000
11	November	214,500,000	(301,893)	83,463,000	297,661,107	284,614,000
12	December	214,500,000	(299,334)	50,634,000	264,834,666	287,990,000
13	TOTAL	2,601,330,000	(3,760,902)	642,306,000	3,239,875,098	3,471,582,000
14	12 Month Average	216,777,500	(313,409)	53,525,500	269,989,592	289,298,500
15	Estimated Weighted Cost of Debt:				6.67% /1/	

Footnote:

/1/ Line 13 col (n) on page p-33k

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
Cost of Debt
(000's)

Projected Twelve Months Ended 12/31/03

Line No.	Long Term Debt (Current & Long-Term portion)	Jan /a/	Feb /b/	March /c/	April /d/	May /e/	June /f/	July /g/	Aug /h/	Sept /i/	Oct /j/	Nov /k/	Dec /l/	Twelve Month Average /m/	Stated Cost /n/	Weighted Cost /o/
1	8.00% CERC Note Due in 2012	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	8.00%	1,600
2	7.27% CERC Note Due 2029	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	7.27%	3,635
3	7 1/4% CERC Note Due 2018	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	7.25%	2,175
4	Adj. Rate CERC Note Due 2006	9,333	9,333	9,333	9,333	9,333	9,333	9,333	9,333	9,333	9,333	7,000	7,000	8,944	7.00%	626
5	10% CERC Note Due 2008	4,500	4,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,833	10.00%	283
6	8% CERC Note Due 2025	35,000	35,000	35,000	35,000	35,000	35,000	35,000	35,000	35,000	35,000	35,000	35,000	35,000	8.00%	2,800
7	5.87% CERC Note Due 2013	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	5.87%	1,174
8	6.73% CERC Note Due 2023	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	6.73%	1,346
9	6.92% CERC Note Due 2033	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	6.92%	2,076
10	Total	218,833	218,833	216,833	216,833	216,833	216,833	216,833	216,833	216,833	216,833	214,500	214,500	216,777		15,715
11	Debt Cost/Gain													(313) /1/		31
12	Twelve Month Average Long Term Debt													216,464 /2/	7.27% /4/	15,746 /3/
13	Short Term Debt	42,309	14,675	9,400	27,202	42,198	65,862	73,066	77,719	73,827	81,951	83,463	50,634	53,526	4.25% /5/	2,275 /6/
14	Short & Long Term Cost of Debt													269,990	6.67% /7/	18,021

Footnotes:

/1/ Line 14 col (b) page p-33j.
/2/ Line 10 col (m) plus line 11 col (m).
/3/ Line 10 col (o) plus line 11 col (o).
/4/ Line 12 col (o) divided by line 12 col (m).
/5/ Projected short term debt interest rate for 2003.
/6/ Line 13 col (m) multiplied by line 13 col (n).
/7/ Line 14 col (o) divided by line 14 col (m).

Rate of Return on Rate Base and to Common Equity
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

1. Rates of return both on rate base and to common equity must be computed from actual information from the books and records for the reporting year.
2. Use beginning and end of the year account balances to compute average plant-in-service and depreciation reserve balances. Use 13-month end account balances to compute the average balances for other rate base components. ASSUME a -0- CASH WORKING CAPITAL REQUIREMENT IN RATE BASE.
3. Use the average of twelve monthly balances for the Debt, Preferred Stock and Common Equity components of the Capital Structure.
4. Attach additional sheets to this report showing computations of all averages used for rate base and capitalization components.

NET OPERATING INCOME AND RETURN ON RATE BASE

		1 2002 Normalized for Weather	2 2002 Unnormalized Data	3 2003 Projected Data Normalized for Weather
1	Revenues	818,361,686	815,724,786	971,283,097
2	Expenses	777,360,768	773,884,052	933,528,722
3	Net Operating Income	41,000,918	41,840,734	37,754,375
4	Allowance for Funds Used During Construction	74,183	74,183	492,800
5	Total Available for Return	41,075,101	41,914,917	38,247,175
6	AVERAGE RATE BASE	458,743,027	458,743,027	467,078,615
7	RATE OF RETURN ON RATE BASE Line 5/Line 6	8.95%	9.14%	8.19%

(continued on next page)

Rate of Return on Rate Base and to Common Equity
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For the Year Ended 12/31/2002

Line	2002 CAPITALIZATION	Amount (a)	Percent of Total (b)	Cost (c)	Weighted Average (d)
8	Debt	211,326,828	43.34%	6.65%	2.88%
9	Preferred Stock	0	0.00%	0.00%	0.00%
10	Common Equity	276,226,260	56.66%		
11	Total capitalization	487,553,088	100.00%		

RETURN ON COMMON EQUITY FOR 2002

$$\frac{\text{Line 7, Column 1 - (Line 8, Column (d) + Line 9, Column (d))}}{\text{Line 10, Column (b)}} = 10.71\%$$

Line	2003 CAPITALIZATION (PROJECTED)	Amount (a)	Percent of Total (b)	Cost (c)	Weighted Average (d)
12	Debt	269,989,592	48.27%	6.67%	3.22%
13	Preferred Stock	0	0.00%	0.00%	0.00%
14	Common Equity	289,298,500	51.73%		
15	Total Capitalization	559,288,092	100.00%		

RETURN ON COMMON EQUITY FOR 2003 (PROJECTED)

$$\frac{\text{Line 7, Column 3 - (Line 12, Column (d) + Line 13, Column (d))}}{\text{Line 14, Column (b)}} = 9.61\%$$

SALES AND DEGREE DAYS DATA

Data Actual

(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

A) Actual Monthly Sales corrected for billing errors (MDT's)
B) Revenue Corresponding to Sales
C) Number of Customers (average per month)
D) Heating Degree Days Matched to Sales Data - Actual

			JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC		TOTAL
Residential	MDT's	A)	10,577.0	8,568.8	10,324.4	5,138.7	4,040.6	1,685.2	1,373.8	1,408.2	1,896.4	6,140.5	8,879.8	10,819.1	A)	70,852.5
With	$(000'S)	B)	61,819.4	47,504.5	58,250.1	35,936.7	24,966.7	11,940.3	10,991.7	10,552.0	13,312.8	37,911.4	62,215.1	74,893.9	B)	$450,294.6
Heating		C)	645,306	647,133	648,131	648,915	649,282	649,244	649,258	649,517	650,726	653,401	656,490	659,287	C)	650,558
		D)	1,238	1,012	1,222	593	341	34	1	5	124	719	966	1,198	D)	7,453
Residential	MDT's	A)	9.9	8.1	9.1	5.9	6.0	5.6	6.6	6.7	9.1	15.9	11.2	10.4	A)	104.5
Without	$(000'S)	B)	94.1	75.5	91.6	67.7	66.8	59.5	74.0	73.7	95.7	165.3	130.8	112.1	B)	$1,106.8
Heating		C)	7,698	7,698	7,680	7,657	7,650	7,648	7,639	7,634	7,631	7,624	7,627	7,616	C)	7,650
		D)													D)	
	MDT's	A)	4,738.3	4,079.6	4,796.1	2,632.8	1,571.2	736.3	565.5	684.6	824.7	2,538.4	3,727.0	4,681.8	A)	31,576.3
Commercial	$(000'S)	B)	26,168.3	21,263.9	25,795.4	16,960.9	9,535.4	4,948.1	4,069.8	4,480.4	5,477.2	15,280.6	25,270.9	30,484.2	B)	$189,735.1
		C)	57,685	57,905	58,011	57,970	57,947	57,851	57,758	57,690	57,654	57,763	58,087	58,345	C)	57,889
		D)													D)	
	MDT's	A)	87.1	77.0	97.5	53.4	35.2	17.5	16.4	19.6	24.7	66.0	91.6	100.0	A)	686.0
Industrial	$(000'S)	B)	467.5	388.9	510.1	328.9	168.2	104.0	95.5	105.0	135.9	364.3	594.1	623.5	B)	$3,885.9
		C)	187	207	184	197	209	214	201	205	215	208	267	228	C)	210
		D)													D)	
Large	MDT's	A)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	A)	0.0
Volume	$(000'S)	B)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	B)	$0.0
Firm		C)	0	0	0	0	0	0	0	0	0	0	0	0	C)	0
		D)													D)	

Note: Please complete this form to the extent possible. Attach supplemental forms as necessary and descriptions of calculations used.

PUBLIC DOCUMENT
TRADE SECRET DATA EXCISED

SALES AND DEGREE DAYS DATA
Data Actual
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

A) Actual Monthly Sales corrected for billing errors (MDT's)
B) Revenue Corresponding to Sales
C) Number of Customers (average per month)
D) Heating Degree Days Matched to Sales Data - Actual

			JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC		TOTAL
Small	MDT's	A)	2,966.0	2,382.2	2,942.0	1,472.9	1,129.0	622.1	606.0	557.7	731.5	1,915.6	2,374.4	2,831.3	A)	20,530.7
Volume	$(000'S)	B)	11,414.8	8,299.5	10,817.3	6,932.4	4,641.7	2,611.6	2,343.6	2,327.6	3,058.0	8,136.0	11,840.7	14,593.5	B)	$87,016.7
Interr. -		C)	2,769	2,731	2,775	2,753	2,750	2,749	2,760	2,771	2,753	2,762	2,795	2,813	C)	2,765
		D)													D)	
Large	MDT's	A)	1,558.4	1,083.2	1,277.9	1,103.3	2,173.4	1,382.7	1,904.3	1,575.4	1,725.5	2,666.5	1,629.6	1,922.5	A)	20,002.7
Volume	$(000'S)	B)	5,411.7	3,302.4	4,074.0	4,868.4	7,889.0	4,857.5	6,448.8	5,752.8	6,341.1	10,413.4	7,507.3	9,204.2	B)	$76,070.6
Interr. -		C)	185	163	149	151	150	221	183	209	188	208	215	172	C)	183
		D)													D)	
[TRADE SECRET DATA BEGINS																
	MDT's	A)													A)	
																TRADE SECRET DATA ENDS]
Transportation	$(000'S)	B)	268.3	366.5	413.2	295.6	13.8	291.4	268.5	262.2	148.8	(87.6)	235.3	161.0	B)	$2,637.0
		C)	20	53	71	57	62	4	36	13	35	15	5	45	C)	35
		D)													D)	
	MDT's	A)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	A)	0.0
Other	$(000'S)	B)	(12,355.5)	4,040.5	1,861.4	474.4	311.9	(101.2)	149.0	80.2	(57.9)	250.6	1.3	7,636.2	B)	$2,290.9
		C)	0	0	0	0	0	0	0	0	0	0	0	0	C)	0
		D)													D)	
	MDT's	A)													A)	
Total	$(000'S)	B)	93,288.6	85,241.7	101,813.1	65,865.0	47,593.5	24,711.2	24,440.9	23,633.9	28,511.6	72,434.0	107,795.5	137,708.6	B)	$813,037.6
		C)	713,850	715,890	717,001	717,700	718,050	717,931	717,835	718,039	719,202	721,981	725,486	728,506	C)	719,289
		D)	1,238	1,012	1,222	593	341	34	1	5	124	719	966	1,198	D)	7,453

SALES AND DEGREE DAYS DATA

Weather Normalized
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

A) Actual Monthly Sales corrected for billing errors (MDT's)
B) Revenue Corresponding to Sales
C) Number of Customers (average per month)
D) Heating Degree Days Matched to Sales Data - Actual

			JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC		TOTAL
Residential	MDT's	A)	12,543.8	9,966.7	8,704.9	4,877.8	3,060.7	1,833.1	1,373.8	1,408.2	2,058.9	4,832.9	9,036.8	12,470.9	A)	72,168.5
With	$(000'S)	B)	72,641.3	55,185.6	49,353.6	34,488.1	19,475.3	12,639.3	10,991.7	10,552.0	14,176.3	30,725.2	63,065.3	83,993.5	B)	$457,287.2
Heating		C)	645,306	647,133	648,131	648,915	649,282	649,244	649,258	649,517	650,726	653,401	656,490	659,287	C)	650,558
		D)	1,238	1,012	1,222	593	341	34	1	5	124	719	966	1,198	D)	7,453
Residential	MDT's	A)	9.9	8.1	9.1	5.9	6.0	5.6	6.6	6.7	9.1	15.9	11.2	10.4	A)	104.5
Without	$(000'S)	B)	94.1	75.5	91.6	67.7	66.8	59.5	74.0	73.7	95.7	165.3	130.8	112.1	B)	$1,106.8
Heating		C)	7,698	7,698	7,680	7,657	7,650	7,648	7,639	7,634	7,631	7,624	7,627	7,616	C)	7,650
		D)													D)	
	MDT's	A)	5,614.2	4,749.7	4,045.0	2,492.9	1,220.8	795.4	565.5	684.6	894.4	2,019.4	3,792.3	5,395.0	A)	32,269.2
Commercial	$(000'S)	B)	30,967.1	24,934.9	21,681.3	16,192.7	7,603.2	5,281.3	4,069.8	4,480.4	5,851.5	12,445.3	25,626.9	34,383.5	B)	$193,517.9
		C)	57,685	57,905	58,011	57,970	57,947	57,851	57,758	57,690	57,654	57,763	58,087	58,345	C)	57,889
		D)													D)	
	MDT's	A)	100.6	87.5	84.0	51.1	29.6	16.8	16.4	19.6	26.4	56.3	92.5	110.4	A)	691.2
Industrial	$(000'S)	B)	541.5	446.7	436.1	316.0	137.6	100.2	95.5	105.0	145.3	311.0	599.2	680.6	B)	$3,914.7
		C)	187	207	184	197	209	214	201	205	215	208	267	228	C)	210
		D)													D)	
Large	MDT's	A)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	A)	0.0
Volume	$(000'S)	B)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	B)	$0.0
Firm		C)	0	0	0	0	0	0	0	0	0	0	0	0	C)	0
		D)													D)	

Note: Please complete this form to the extent possible. Attach supplemental forms as necessary and descriptions of calculations used.

SALES AND DEGREE DAYS DATA

Weather Normalized
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

A) Actual Monthly Sales corrected for billing errors (MDT's)
B) Revenue Corresponding to Sales
C) Number of Customers (average per month)
D) Heating Degree Days Matched to Sales Data - Actual

			JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC		TOTAL
Small	MDT's	A)	3,046.1	2,586.8	2,565.0	1,413.9	948.4	635.5	606.0	557.7	780.4	1,595.1	2,406.0	3,063.9	A)	20,204.8
Volume	$(000'S)	B)	11,755.4	9,138.9	9,278.0	6,691.3	3,904.6	2,665.9	2,343.6	2,327.6	3,257.4	6,828.7	11,969.7	15,547.0	B)	$85,708.1
Interr. -		C)	2,769	2,731	2,775	2,753	2,750	2,749	2,760	2,771	2,753	2,762	2,795	2,813	C)	2,765
		D)													D)	
Large	MDT's	A)	450.4	751.2	1,277.9	1,103.3	2,173.4	1,382.7	1,904.3	1,575.4	1,725.5	2,666.5	1,629.6	1,589.5	A)	18,229.7
Volume	$(000'S)	B)	1,126.9	2,018.5	4,074.0	4,868.4	7,889.0	4,857.5	6,448.8	5,752.8	6,341.1	10,413.4	7,507.3	7,916.5	B)	$69,214.2
Interr. -		C)	185	163	149	151	150	221	183	209	188	208	215	172	C)	183
		D)													D)	
[TRADE SECRET DATA BEGINS																
	MDT's	A)													A)	
														TRADE SECRET DATA ENDS]		
Transportation	$(000'S)	B)	235.3	356.7	413.2	295.6	13.8	291.4	268.5	262.2	148.8	(87.6)	235.3	151.0	B)	$2,584.2
		C)	20	53	71	57	62	4	36	13	35	15	5	45	C)	35
		D)													D)	
	MDT's	A)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	A)	0.0
Other	$(000'S)	B)	(12,355.5)	4,040.5	1,861.4	474.4	311.9	(101.2)	149.0	80.2	(57.9)	250.6	1.3	7,636.2	B)	$2,290.9
		C)	0	0	0	0	0	0	0	0	0	0	0	0	C)	0.0
		D)													D)	
	MDT's	A)													A)	
Total	$(000'S)	B)	105,006.1	96,197.3	87,189.2	63,394.2	39,402.2	25,793.9	24,440.9	23,633.9	29,958.2	61,051.9	109,135.8	150,420.4	B)	$815,624.0
		C)	713,850	715,890	717,001	717,700	718,050	717,931	717,835	718,039	719,202	721,981	725,486	728,506	C)	719,289
		D)	1,238	1,012	1,222	593	341	34	1	5	124	719	966	1,198	D)	7,453

REPORT OF CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp. FOR CALENDAR YEAR 2002

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR
(Minnesota Jurisdiction)

1. This schedule is intended to give particulars of the combined prepaid and accrued tax accounts and to show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the material on which the tax was levied was charged. If the actual or estimated amounts of such taxes are known, they should be shown as a footnote and designated whether estimated or actual amounts.
2. Taxes, paid during the year and charged direct to final accounts, that is, not charged to prepaid or accrued taxes, should be included in the schedule. Enter the amounts both in columns (c) and (e). The balancing of the schedule is not affected by the inclusion of these taxes.
3. Taxes charged during the year, column (d), include taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b) amounts credited to prepaid taxes for proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged directly to operations or accounts other than accrued and prepaid tax accounts.
4. The aggregate of each kind of tax should be listed under the appropriate heading of "Federal," State," "Local" in such a manner that the total tax for each State and for all subdivisions can readily be ascertained.
5. If any tax covers more than one year, the required information of all columns should be shown separately for each tax year. When the amounts accrued pertain to other than the current year, show by footnote for each year whether the tax return has been audited by the Internal Revenue Service and furnish particulars for any adjustments, in total (debit or credit), that have been made to Account 236, Taxes accrued, due to any such audits.
6. Enter all adjustments by parentheses.
7. Do not include in this schedule entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.
8. The accounts to which taxes charged were distributed should be shown in columns (i) to (o). Show both the utility department and number of account charged. For taxes charged to utility plant, show the number of the appropriate balance sheet, plant account or subaccount.
9. For any tax which it was necessary to apportion to more than one utility department or account, state in a footnote the basis of apportioning such tax.

Taxes Accrued, Prepaid, and Charged During Year
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

	B.O.Y Balances					E.O.Y Balances	
	Taxes Accrued (a)	Prepaid Taxes (b)	Taxes Charged During Year (c)	Taxes Paid During Year (d)	Adjustments (e)	Taxes Accrued (Account 236) (f)	Prepaid Taxes (Incl. in Acct.165) (g)
Federal (Total Company)							
Income	(4,511,190)		28,201,528	30,893,734		(7,203,396)	
Unemploy (2)	2,361		95,209	89,455		8,115	
FICA (1) (2)	(107,937)		5,845,710	5,747,333		(9,560)	
Other							
State (Mn)							
Property (2)	16,906,845		15,361,427	13,103,021		19,165,251	
Income	913,892		9,078,853	(403)		9,993,148	
Unemploy (2)	8,232		214,919	217,817		5,334	
Other							
Local							
Gross Franchise Tax	638,187		7,453,346	7,031,498		1,060,035	
Other							

(1) Includes activity for employee and employer funds.
(2) Beginning and ending balances are actual. Activity is an estimation.

Continued on next page

Taxes Accrued, Prepaid, and Charged During Year
(Minnesota Jurisdiction)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

DISTRIBUTION OF TAXES CHARGED (Show utility department where applicable and amount charged.)

	Gas Accounts 408.1 & 409.1 (h)	Other Depts. Accounts 408.1 & 409.1 (i)	Other Inc. & Ded'n Accounts 408.2 & 409.2 (j)	Extraordinary Items, Acct. 409.3 (k)	Other Utility Oper Income Accounts 408.1 & 409.1 (l)	Adj. to Ret. Earnings 439 (m)
Federal (Total Company)						
Income	26,711,663		1,489,865			
Unemploy						
FICA						
Other						
State (Mn)						
Property	15,230,637		130,790			
Income	8,354,001		724,852			
Unemploy						
Other						
Local						
Gross						
Franchise Tax	7,453,346					
Other						

Allocation Statistics *
(Minnesota Jurisdictions)

CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
For Year Ended 12/31/2002

Line	Allocation Use and Basis: Describe the meaning of the allocations, show the formula, and define all numbers used in the formula. Use a separate sheet if necessary.	Reference (Where Used) Pg	Reference (Where Used) Ln	Col.	Current Year Statistics Total Utility (a)	Current Year Statistics Mn Juris (b)	Mn % of Total (c)	Last Yr. Mn % of Total (d)	Change From Last Year (e)
1									
2									
3									
4									
5									
6									
7									
8									
9	Allocated				21,944,461	21,944,461	100.00%	100.00%	0.00%
10									
11	Direct				9,502,325	9,502,325			
12									
13	Total				31,446,786	31,446,786			
14									
15									

* Indicate allocation statistics which have changed during the year using an asterisk.

Report of CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.

FOR CALENDAR YEAR ENDED 12/31/02

ATTESTATION

State of Minnesota)

County of Hennepin)

The foregoing must be attested by an officer of the Utility.

Phillip R. Hammond certifies that
(The name of the attestor)

he or she is Vice President, Supply Management, Regulatory Services and Government Relations
(The official title of the attestor)

of CenterPoint Energy Minnegasco, A Division of CenterPoint Energy Resources Corp.
(The title or name of the respondent)

on oath say that the report to the Minnesota Department of Commerce for the year ended December 31, 2002, has been prepared under my direction from the books, papers and records of the above-named respondent; that I have carefully examined the report and declare it to be a correct statement of the business and affairs of the above-mentioned respondent for the period by said report in respect to each and every matter therein set forth.



(Signature of Attestor)